UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2016

Commission File Number 001-34667

SEADRILL LIMITED

Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441)295-6935
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached hereto as Exhibit 99.1 is a copy of the press release of Seadrill Limited (the "Company"), dated May 26, 2016, announcing the Company's financial results for the first quarter ended March 31, 2016.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED
(Registrant)
Dated: May 26, 2016
By:  /s/ Georgina Sousa
        Georgina Sousa
         Secretary

EXHIBIT 99.1

Seadrill Limited (SDRL) - First quarter 2016 results

May 26, 2016 - Seadrill Limited ("Seadrill" or "the Company"), a world leader in offshore drilling, announces its first quarter results for the period ended March 31, 2016.

Highlights
•	Revenue of $891 million
•	EBITDA[1] of $528 million
•	96% economic utilization[2]
•	Reported Net Income of $88 million and diluted earnings per share of $0.15
•	Cash and cash equivalents of $1.09 billion
•	The Seadrill Group[3] achieved 97% economic utilization
•	Seadrill Group orderbacklog of approximately $9.1 billion

	Seadrill Limited
Figures in USD million, unless otherwise indicated	Q1 2016 As Reported	Q1 2015 As Reported	% change	Q1 2016 Underlying[4]	Q1 2015 Underlying[4]	% change
Revenue	891	1,244	(28)%	891	1,133	(21)%
EBITDA	528	715	(26)%	528	648	(19)%
Margin (%)	59%	57%		59%	57%
Operating income	328	703	(53)%	328	566	(42)%
Net Interest bearing debt	9,645	11,435	(20)%	9,645	11,653	(17)%

Commenting today, Per Wullf, CEO and President of Seadrill Management Ltd., said: "During the first quarter we achieved record operational uptime and we continue to see the benefits of our cost reduction program coming through.
Our key priorities for the year are cost reduction, managing newbuild deferments and concluding our financing plans, while ensuring that we continue to maintain safe and efficient operations. I am pleased to say we have made good progress in all three areas during the first quarter."

--------------------------------------
[1]	EBITDA is defined as 'Earnings Before Interest, Tax, Depreciation and Amortization' and has been calculated by taking operating profit plus depreciation and amortization but excluding gains or losses on disposals and impairment charges against goodwill. Contingent consideration realized relates to Seadrill's ongoing residual interest in the West Vela and West Polaris customer contracts, and has been included within EBITDA.
[2]	Economic utilization is calculated as total revenue, excluding bonuses, for the period as a proportion of the full operating dayrate multiplied by the number of days in the period.
[3]	Seadrill Group is defined as all companies currently consolidated into Seadrill Limited plus Seadrill Partners LLC and SeaMex Limited.
[4]	Underlying is defined as reported results, adjusted for certain non-recurring items and other exclusions as discussed in the Appendix I. These numbers are reconciled to the US GAAP reported results for corresponding periods in the Appendix.

Sequential Financial Results

	Seadrill Limited
	Q1 2016 As Reported	Q4 2015 As Reported	% change	Q1 2016 Underlying[5]	Q4 2015 Underlying[5]	% change
Revenue	891	959	(7.1)%	891	959	(7.1)%
EBITDA	528	513	2.9%	528	513	2.9%
Margin (%)	59%	53%		59%	53%
Operating income	328	223	47.1%	328	316	3.8%
Net Debt	9,645	9,937	(2.9)%	9,645	9,937	(2.9)%

Revenues of $891 million for the first quarter 2016 were down compared to $959 million in the fourth quarter of 2016 primarily due to dayrate reductions on the following units:

-	West Tellus
-	Sevan Brazil
-	Sevan Driller
-	AOD I, II and III
-	West Mischief
-	West Polaris (reduced earnout received from Seadrill Partners)

The reductions to revenue were partially offset by record utilization across our operating fleet.

Underlying net operating income for the quarter was $328 million (Q4 2015: $316 million). The increase primarily reflects lower operating costs in the quarter, partially offset by lower revenues.

Net financial and other items for the quarter resulted in an expense of $156 million compared to  income of $127 million in the previous quarter.  This decrease primarily relates to:

1.	The revaluation of the derivative hedge book

2.	An impairment to our SapuraKencana equity investment as an adjusting subsequent event following the sale of our stake in April 2016, and the write-off of our investment in our joint ventures with Sete.

3.	A decrease in our share in results of associated companies related to Seadrill Partners' lower earnings for the quarter primarily due to mark to market losses on its derivative hedge book.

Income taxes for the first quarter were $84 million, an increase of $13 million from the previous quarter. The increase reflects a number of jurisdictional tax rate changes and a different geographical mix of revenues and profits.

Reported net income for the quarter was $88 million representing basic and diluted earnings per share of $0.15.  Excluding non-recurring items and non-cash mark to market movements on derivatives, Underlying Net income5 was $153 million and underlying basic and underlying diluted earnings per share was $0.26.

Balance sheet

As of March 31, 2016, total assets were $23.1 billion, a decrease of $405 million compared to the previous quarter.

Total current assets were $3.1 billion, compared to $2.9 billion in the preceding quarter.  The increase primarily relates to the reclassification of marketable securities from non-current to current due to the sale of our remaining stake in SapuraKencana in the second quarter, which is an adjusting subsequent event.

Total non-current assets decreased to $19.9 billion from $20.5 billion over the course of the quarter.  The difference is mainly comprised of normal depreciation of drilling units, the reclassification of marketable securities as noted above and the release of restricted cash following repayment of a loan. The loan was originally secured with SapuraKencana shares, but was subsequently supplemented with cash as its share price declined.

--------------------------------------
[5]	Underlying Net income represents Net income excluding impairment of investments and non-cash mark to market movements on derivatives. Underlying Net income is reconciled to US GAAP Net income in Appendix 1.

Total current liabilities decreased to $3.2 billion from $3.5 billion. During the quarter we extended three bank facilities, one of which, the $400 million credit facility, was reclassified from current to non-current as its revised maturity date extended beyond one year.

Total non-current liabilities decreased to $9.8 billion from $10.0 billion. There are several main movements here:

1.	The reclassification of the $400 million credit facility as noted above

2.	The repayment of the SapuraKencana share loan also noted above

3.	The three ship finance entities from whom we lease rigs under sale and leaseback arrangements and we consolidate as variable interest entities, drew down $150 million from their bank facilities. The Ship Finance bank facilities are separate arrangements between Ship Finance and its banks.

Over the course of the quarter total net interest bearing debt (including related party debt and net of cash and cash equivalents) decreased to $9.6 billion from $9.9 billion in the previous quarter.  The decrease was primarily due to normal quarterly installments.

Total equity was $10.0 billion as of March 31, 2016 substantially unchanged from December 31, 2015.

Cash flow

As of March 31, 2016, cash and cash equivalents were $1.09 billion, an increase of $48 million compared to the previous quarter.

Net cash provided by operating activities for the three month period ended March 31, 2016 was $294 million, net cash used in investing activities was $2 million, and net cash used in financing activities was $253 million.

Net cash provided by operating activities for the three month period ended December 31, 2015 was $330 million, net cash used in investing activities was $174 million, and net cash used in financing activities was $276 million.

Cost Reduction

During the quarter, vessel and rig operating costs declined by $79 million, resulting in a sequential increase of approximately 6% to our operating margin. The improvements came from reduced stacking costs and improved operating costs on our working fleet with the savings split equally.

For 2016, we are targeting additional total cash savings of approximately $340 million at a Group level of which $305 million is sustainable cost savings and $35 million is deferred spend.

Newbuilding Program

We continue to make good progress on deferring newbuild deliveries.  So far this year we have concluded the following agreements:

1.	In January we entered into an agreement with DSME to defer the delivery of two ultra-deepwater drillships, the West Aquila and West Libra, until the second quarter 2018 and first quarter of 2019, respectively.

2.	In April we entered into agreements with Dalian to further defer the deliveries of all eight jack-ups under construction. Following this latest deferral agreement, five units are now scheduled to be delivered in 2017, and three units in 2018.

3.	In April 2016, Sevan Drilling and Cosco agreed to exercise the second six-month deferral option for the Sevan Developer newbuilding, which extends the deferral agreement until October 15, 2016.

Discussions continue to progress regarding additional deferments.

Operations

The first quarter of 2016 was our strongest operating period to date. We had no additional idle units in the first quarter.  The first quarter status and performance of the Group's delivered rig fleet is as follows:
	SDRL	SDLP	Seamex	Seadrill Group
Operating floaters	14	7	0	21
Operating floaters economic utilization	97%	99%	-	97%
Idle floaters	5	1	0	6
Operating jack-ups	14	0	5	19
Operating jack-up economic utilization	96%	-	100%	97%
Idle jack-ups	5	0	0	5
Operating tender rigs	0	3	0	3
Operating tender rigs economic utilization	-	100%	-	100%
Idle tender rigs	0	0	0	0
Total operating rigs	28	10	5	43
Total operating rigs economic utilization	96%	99%	100%	97%
Total idle rigs	10	1	0	11
Total rigs	38	11	5	54

Commercial Developments

Since the start of the year we have concluded the following commercial agreements:

1.	The West Eclipse was awarded a new contract in Angola expected to commence in the second quarter of 2016. The contract is for a fixed 2 year period and adds backlog of about $285 million inclusive of mobilization. As part of this agreement, the backlog for the West Polaris earn-out has been decreased by about $95 million.

The net effect of this agreement is an increase of approximately $190 million in backlog.

2.	The West Tellus was awarded an 18 month contract extension by Petroleo Brasileiro SA ("Petrobras") commencing in April 2018 and securing work for the unit to the end of October 2019. The backlog for the contract extension is approximately $164 million.

As part of the agreement to extend the West Tellus, we have agreed to a dayrate reduction on the current contract effective from February 26th, 2016, resulting in a $132 million reduction in backlog.

The net effect of this agreement is a $32 million increase in backlog.

3.	The dayrate for the Sevan Brasil was reduced to $250,000 per day from 26 February 2016 through the remainder of the contract term, ending in July 2018, resulting in a $117 million decrease in backlog.

4.	Subsequent to the cancellation of the contract for the Sevan Driller effective 1 December 2015, the unit has been awarded a well intervention contract by Shell in Brazil for 60 days with two 30 day options commencing in the second quarter of 2016, adding approximately $11 million in backlog.

5.	The dayrate on the West Mischief was reduced to $85,000 per day for the remainder of its contract term, resulting in a decrease of $25 million in backlog.

6.	The West Cressida secured a new 9 month contract with PTTEP in Thailand commencing in April adding approximately $18 million in backlog.

7.	The AOD I secured a three month extension with Saudi Aramco at $125,000 per day adding approximately $11 million in backlog.

8.	The West Hercules received a notice of termination for convenience from Statoil. In accordance with the contract, Seadrill will receive a lump sum payment of approximately $61 million, plus dayrate and reimbursement of costs associated with demobilization of the rig. The West Hercules is currently being marketed for new work.

Seadrill's order backlog as of May 25th, 2016 is $4.3 billion, comprised of $3.3 billion for the floater fleet and $1.0 billion for the Jack-up fleet. The average contract duration is 17 months for floaters and 13 months for Jack-ups.

For the Seadrill Group, total order backlog is $9.1 billion.

Commercial contract renegotiation discussions continue to advance with some customers and the Company continues to look toward finding commercial agreements that are beneficial to both parties in order to be better positioned for future contract awards.

Market Development

The offshore drilling market remains challenging. Despite the increase in oil prices from the 12 year low of $27 per barrel during the first quarter, prices remain 60% below their 2014 highs. Short term supply disruptions have had effects on the oil price,  indicating the market is closer to a supply demand balance than it has been for some time.

Focus from our customers' remains on "balancing the books" in 2016 and 2017 with respect to revenue and planned expenditures. Major oil companies continue to cut activity levels for 2016 and 2017 and appear to have more rig capacity already under contract than they require, severely affecting new demand and leading to contract renegotiations and terminations. New fixtures continue to be primarily extensions, often blend and extend agreements. A more sustained period of recovery and price stability is needed before we expect to see increased demand from oil companies.

Floaters

Since the beginning of 2014 58 units have been scrapped, representing more retirements than over the prior 9 years combined. 19 of the 38 rigs rolling off contract in 2016 are 5th generation or below units that will be challenged to find work for the foreseeable future as they are priced out of the market by more capable units. 15 or 20 year old assets require significant capital investments to remain part of the active fleet and very few rig owners will find economic justification to keep these old assets working.

Currently 165 floaters are contracted, representing 56% marketed utilization. The current newbuilding orderbook stands at approximately 69 units. A significant number of these newbuild orders have been delayed or cancelled and we expect this trend to continue. Delayed or cancelled newbuildings will ultimately be added to the fleet, however until an improved market justifies taking deliveries, the vast majority will likely remain in the shipyards. Between now and 2018 there is a high likelihood that there will be overall contraction in the floater fleet due to delivery delays and scrapping activity.

Jack-ups

In the jack-up market, currently there are approximately 133 idle units older than 30 years out of a total fleet of 533. Additionally there are 42 units that are rolling off contracts by the end of 2016, which are also older than 30 years. Together, these 175 rigs, or 33% of the total fleet, represent prime candidates for retirement.

Globally, contracted utilization is 60%. For units built before 2006 utilization is 53% while for newer units utilization is 70%. While utilization is still far from levels required for pricing power, customers continue to demonstrate a preference for newer and more capable equipment that can provide safer and more efficient operations.

122 additions to the fleet are currently under construction; however a significant portion of these orders were placed by investors with little or no operating track record. While a number of these speculators may exit projects, these units will eventually reach the market, possibly in the hands of more established companies. The deployment of this incremental supply may be somewhat rationalized in the longer term as the more established players will likely only take delivery when economically viable.

Financing Update

In April we extended the three nearest maturing borrowing facilities and amended certain covenants across all our secured credit facilities, as the first part of a broader plan to refinance and recapitalize the business.

The facility extensions relate to:
1.	The $450 million credit facility originally maturing in June 2016 is now extended until the end of December 2016
2.	The $400 million credit facility originally maturing in December 2016 extended until the end of May 2017
3.	The $2 billion NADL credit facility originally maturing in April 2017 extended until the end of June 2017

The covenant amendments extend to 30 June 2017 and relate to the following:
1.	A reset of the leverage covenant.
2.	A revised definition of the Equity Ratio to exclude the impact of any change to the market value of our rigs.
3.	A suspension of the provision that allows lenders to receive a prepayment under their secured credit facilities if rig values decline below a minimum value relative to the loan balance outstanding.

As part of this agreement, we have agreed a set of milestones which provide a timetable for advancing discussions around a longer term solution.  The Company has agreed not to draw any of the $467 million available to it under its revolving credit facilities and to an increase in the minimum liquidity covenant contained in its secured credit facilities from $150 million to $250 million during the negotiating period.

By deferring our imminent maturities, resetting a number of covenants and removing the risk of facility prepayments related to declining rig values we have established a more stable platform to pursue and conclude negotiations with our stakeholders.  We are pleased with the support shown by our banking group and continue to make good progress on negotiating a broader package of measures intended to significantly improve liquidity and bridge us to a recovery in the sector.

We expect to conclude and execute our financing plans by the year end.

Second Quarter 2016 Guidance

EBITDA is expected to be around $510 million in the second quarter (Q1 2016: $528 million) driven by:

•	The following units coming off contract during the second quarter:
◦	West Prospero
◦	West Castor
◦	West Hercules

•	Lower dayrates on the following units compared to the first quarter:
◦	West Tellus
◦	Sevan Brasil
◦	West Cressida

•	Offset by commencement of operation or higher utilization on the following units:
◦	West Eclipse
◦	West Phoenix

Operationally, performance in the second quarter is strong with 97% utilization quarter to date.

Forward-Looking Statements

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company's plans, strategies, business prospects, changes and trends in its business and the markets in which it operates.  These statements are made based upon management's current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to offshore drilling market conditions including supply and demand, day rates, customer drilling programs and effects of new rigs on the market, contract awards and rig mobilizations, contract backlog, dry-docking and other costs of maintenance of the drilling rigs in the Company's fleet, the cost and timing of shipyard and other capital projects,  the performance of the drilling rigs in the Company's fleet, delay in payment or disputes with customers, our ability to successfully employ our drilling units, procure or have access to financing, ability to comply with loan covenants, liquidity and adequacy of cash flow from operations, fluctuations in the international price of oil, international financial market conditions changes in governmental regulations that affect the Company or the operations of the Company's fleet, increased competition in the offshore drilling industry, and general economic, political and business conditions globally.  Consequently, no forward-looking statement can be guaranteed.  When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company's filings with the SEC, including its Annual Report on Form 20-F.

The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factors on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

May 26, 2016
The Board of Directors
Seadrill Limited
Hamilton, Bermuda

Questions should be directed to Seadrill Management Ltd. represented by:

Per Wullf:	Chief Executive Officer and President
Mark Morris:	Chief Financial Officer
John Roche:	Vice President Investor Relations

Media contacts:
Iain Cracknell
Director of Communications
Seadrill Management Ltd.
+44 (0) 2088 114700

Bell Pottinger +44 (0) 2037 722500

Appendix I

Reconciliation of certain underlying financial measures with the reported results

Calculation of basic and diluted per share data
(in $ million)	Q1 2016
Net income	88
Add back:
Impairment of investments	24
Non-cash mark to market movements on derivatives	41
Net income excluding non-recurring items and non-cash mark to market movement on derivatives	153

Attributable to NCI	23
Attributable to parent	130

Underlying basic and diluted weighted average shares in issue (million)	493

Underlying basic and diluted EPS excluding non-recurring items and non-cash mark to market movement on derivatives ($ per share)	$0.26

Calculation of net interest bearing debt
(in $ million)	Q1 2016	Q4 2015	Q1 2015
Interest bearing debt
Current portion of long-term debt	1,278	1,489	1,386
Long-term debt	9,205	9,054	10,537
Long-term debt due to related parties	254	438	415
Total interest bearing debt	10,737	10,981	12,338

Cash and cash equivalents	1,092	1,044	903

Net interest bearing debt*	9,645	9,937	11,435

* Q1 2015 net interest bearing debt has been recasted to be presented on a consistent basis.

Reconciliation of reported to underlying figures

(in $ million)	Q1 2016 As reported	Exclusions	Q1 2016 Underlying
Revenue	891	—	891
EBITDA	528	—	528
Margin (%)	59%		59%
Operating income	328	—	328
Net Debt	9,645	—	9,645

(in $ million)	Q1 2015 As reported	Exclusions	Q1 2015 Underlying
Revenue	1,244	(111)	1,133
EBITDA	715	(67)	648
Margin (%)	57%		57%
Operating income	703	(137)	566
Net Debt	11,435	(342)	11,653

Q1 2015 Underlying represents reported numbers adjusted for West Polaris, West Titania, West Oberon, West Intrepid, West Courageous and West Defender that have been disposed of by the Company since January 1, 2015, for the purposes of comparability. The adjustments made are:
•	Revenue: exclusion of contract revenue relating to rigs disposed of since January 1, 2015.
•	EBITDA: exclusion of EBITDA relating to rigs disposed of since January 1, 2015.
•	Operating income: exclusion of gain on disposals and operating income of rigs disposed since January 1, 2015.

(in $ million)	Q4 2015 As reported	Exclusions	Q4 2015 Underlying
Revenue	959	—	959
EBITDA	513	—	513
Margin (%)	53%		53%
Operating income	223	93	316
Net Debt	9,937	—	9,937

Q4 2015 Underlying represents reported numbers adjusted for non-recurring items, for the purposes of comparability. The adjustments made are:
•	Operating income: exclusion of loss on disposals

Seadrill Limited

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
for the three months ended March 31, 2016 and 2015
(In $ millions)	Three Months Ended March 31,
	2016	2015
Operating revenues
Contract revenues	808	1,144
Reimbursable revenues	18	25
Other revenues*	65	75
Total operating revenues	891	1,244

Gain on disposals*	—	186
Contingent consideration realized*	5	4

Operating expenses
Vessel and rig operating expenses*	290	446
Reimbursable expenses	18	22
Depreciation and amortization	200	198
General and administrative expenses*	60	65
Total operating expenses	568	731

Operating income	328	703

Financial items and other income and expense
Interest income*	20	17
Interest expense*	(102)	(112)
Loss on impairment of investments	(24)	—
Share in results from associated companies (net of tax)	39	14
Loss on derivative financial instruments*	(87)	(181)
Foreign exchange (loss)/gain	(15)	50
Other financial items and other income and (expense), net*	13	15
Total financial items and other income and (expense), net	(156)	(197)

Income before income taxes	172	506

Income tax expense	(84)	(58)
Net income	88	448

Net income attributable to the non-controlling interest	14	21
Net income attributable to the parent	74	427

Basic earnings per share (US dollar)	0.15	0.86
Diluted earnings per share (US dollar)	0.15	0.86
Declared regular dividend per share (US dollar)	—	—

* Includes transactions with related parties. Refer to Note 17.
See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three months ended March 31, 2016 and 2015
(In $ millions)

	Three Months Ended March 31,
	2016	2015

Net income	88	448
Other comprehensive loss, net of tax:
Change in unrealized loss on marketable securities, net	(38)	(130)
Other than temporary impairment of marketable securities, reclassification to statement of operations	11	—
Change in unrealized foreign exchange differences	—	(10)
Change in actuarial gain relating to pension	6	10
Change in unrealized loss on interest rate swaps in VIEs and subsidiaries	(2)	(1)
Share of other comprehensive loss from associated companies	(7)	—
Other comprehensive loss:	(30)	(131)

Total comprehensive income for the period	58	317

Comprehensive income attributable to the non-controlling interest	14	23
Comprehensive income attributable to the parent	44	294

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited
UNAUDITED CONSOLIDATED BALANCE SHEETS
as of March 31, 2016 and December 31, 2015
(In $ millions)
	March 31, 2016	December 31, 2015
ASSETS
Current assets
Cash and cash equivalents	1,092	1,044
Restricted cash	104	50
Marketable securities	286	96
Accounts receivables, net	710	718
Amount due from related party	585	639
Other current assets	364	395
Total current assets	3,141	2,942
Non-current assets
Investment in associated companies	2,583	2,590
Marketable securities	—	228
Newbuildings	1,496	1,479
Drilling units	14,767	14,930
Restricted cash	35	198
Deferred tax assets	86	81
Equipment	44	46
Amount due from related party non-current	463	517
Assets held for sale - non-current	128	128
Other non-current assets	322	331
Total non-current assets	19,924	20,528
Total assets	23,065	23,470
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	1,278	1,489
Trade accounts payable	152	141
Short-term amounts due to related party	177	152
Other current liabilities	1,627	1,684
Total current liabilities	3,234	3,466
Non-current liabilities
Long-term debt	9,205	9,054
Long-term debt due to related parties	254	438
Deferred tax liabilities	153	136
Other non-current liabilities	183	401
Total non-current liabilities	9,795	10,029
Equity
Common shares of par value $2.00 per share: 800,000,000 shares authorized 492,759,940 outstanding at March 31, 2016 (December 31, 2015, 492,759,940)	985	985
Additional paid in capital	3,273	3,275
Contributed surplus	1,956	1,956
Accumulated other comprehensive loss	(150)	(120)
Retained earnings	3,354	3,275
Total shareholders' equity	9,418	9,371
Non-controlling interest	618	604
Total equity	10,036	9,975
Total liabilities and equity	23,065	23,470

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three months ended March 31, 2016 and 2015
(In $ millions)

	Three Months Ended March 31,
	2016	2015
Cash Flows from Operating Activities
Net income	88	448
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Depreciation and amortization	200	198
Amortization of deferred loan charges	9	10
Amortization of unfavorable contracts	(30)	(40)
Share of results from associated companies	(39)	(11)
Share-based compensation expense	3	1
Gain on disposals and deconsolidations	—	(186)
Contingent consideration realized	(5)	(4)
Unrealized loss related to derivative financial instruments	41	102
Loss on impairment of investments	24	—
Dividends received from associated companies	26	72
Deferred income tax	13	(9)
Unrealized foreign exchange gain on long-term debt	26	(57)
Payments for long-term maintenance	(15)	(9)
Other, net	(1)	(1)
Changes in operating assets and liabilities, net of effect of acquisitions and disposals
Trade accounts receivable	8	61
Trade accounts payable	(8)	12
Prepaid expenses/accrued revenue	(4)	—
Deferred revenue	(58)	(62)
Related party receivables	26	53
Related party payables	(9)	(3)
Other assets	33	6
Other liabilities	(34)	(82)
Net cash provided by operating activities	294	499

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS
for the three months ended March 31, 2016 and 2015
(In $ millions)

	Three Months Ended March 31,
	2016	2015
Cash Flows from Investing Activities
Additions to newbuildings	(17)	(452)
Additions to drilling units and equipment	(20)	(115)
Proceeds from contingent consideration	32	—
Sale of business, net of cash disposed	—	999
Change in restricted cash	(52)	81
Investment in associated companies	—	(165)
Loans granted to related parties	—	(310)
Payments received from loans granted to related parties	55	8
Net cash (used in)/provided by investing activities	(2)	46

Cash Flows from Financing Activities
Proceeds from debt and revolving line of credit	—	950
Repayments of debt and revolving line of credit	(246)	(1,405)
Debt fees paid	—	(11)
Dividends paid to non-controlling interests	(7)	(7)
Net cash used in financing activities	(253)	(473)

Effect of exchange rate changes on cash	9	—

Net increase in cash and cash equivalents	48	72
Cash and cash equivalents at beginning of the period	1,044	831
Cash and cash equivalents at the end of period	1,092	903

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the three months ended March 31, 2016 and 2015
(In $ millions)

	Common shares	Additional paid-in capital	Contributed surplus	Accumulated OCI	Retained earnings	Total equity before NCI	NCI	Total equity
Balance at December 31, 2014	985	3,258	1,956	(448)	4,013	9,764	626	10,390
Sale and purchase of treasury shares, net	—	10	—	—	—	10	—	10
Other comprehensive loss	—	—	—	(133)	—	(133)	2	(131)
Dividend to Non-controlling interests in VIEs	—	—	—	—	—	—	(7)	(7)
Net income	—	—	—	—	427	427	21	448
Balance at March 31, 2015	985	3,268	1,956	(581)	4,440	10,068	642	10,710

Balance at December 31, 2015	985	3,275	1,956	(120)	3,275	9,371	604	9,975
Share-based compensation charge	—	—	—	—	3	3	—	3
Historical stock option reclassification	—	(2)	—	—	2	—	—	—
Other comprehensive loss	—	—	—	(30)	—	(30)	—	(30)
Net income	—	—	—	—	74	74	14	88
Balance at March 31, 2016	985	3,273	1,956	(150)	3,354	9,418	618	10,036

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – General information

Seadrill Limited is incorporated in Bermuda and is a publicly listed company on the New York Stock Exchange and the Oslo Stock Exchange. We provide offshore drilling services to the oil and gas industry. As of March 31, 2016 we owned and operated 38 offshore drilling units, had 13 units under construction and an additional unit classified as held for sale. Our fleet consists of drillships, jack-up rigs and semi-submersible rigs for operations in shallow and deepwater areas, as well as benign and harsh environments.

As used herein, and unless otherwise required by the context, the term "Seadrill" refers to Seadrill Limited and the terms "Company", "we", "Group", "our" and words of similar import refer to Seadrill and its consolidated companies. The use herein of such terms as group, organization, we, us, our and its, or references to specific entities, is not intended to be a precise description of corporate relationships.

Basis of presentation

The accompanying unaudited interim consolidated financial statements have been prepared on the same basis as the Company's audited financial statements and, in the opinion of management, include all material adjustments, consisting only of normal recurring adjustments that are considered necessary for a fair statement of the Company's financial statements in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). The accompanying unaudited interim consolidated financial statements do not include all of the disclosures required in complete annual financial statements. These interim financial statements should be read in conjunction with our annual financial statements filed with the SEC on Form 20-F for the year ended December 31, 2015. The amounts are presented in United States dollar ("US dollar") rounded to the nearest million, unless stated otherwise.

Significant accounting policies

The accounting policies adopted in the preparation of the unaudited interim financial statements are consistent with those followed in the preparation of our annual audited consolidated financial statements for the year ended December 31, 2015 except as discussed below or unless otherwise included in these unaudited interim financial statements as separate disclosures.

Note 2 – Recent Accounting Pronouncements

Recently Adopted Accounting Standards

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis, which changes guidance related to both the variable interest entity (VIE) and voting interest entity (VOE) consolidation models. With respect to the VIE model, the standard changes, among other things, the identification of variable interests associated with fees paid to a decision maker or service provider, the VIE characteristics for a limited partner or similar entity, and the primary beneficiary determination. With respect to the VOE model, the ASU eliminates the presumption that a general partner controls a limited partnership or similar entity unless the presumption can otherwise be overcome. Under the new guidance, a general partner would largely not consolidate a partnership or similar entity under the VOE model. The Company adopted this ASU effective January 1, 2016. The adoption of this ASU did not impact the Company's consolidated financial statements and related disclosures.

In April 2015, the FASB issued ASU 2015-05, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Customer's Accounting for Fees Paid in a Cloud Computing Arrangement, which provides explicit guidance about a customer's accounting for fees paid in a cloud computing arrangement. Under the ASU, if a cloud computing arrangement includes a software license, then the software license element of the arrangement should be accounted for consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the arrangement should be accounted for as a service contract. The Company adopted this ASU prospectively to arrangements entered into, or materially modified beginning January 1, 2016. The adoption of this ASU did not impact the Company's consolidated financial statements and related disclosures.

In September 2015, the FASB issued ASU 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments. The amendments in this update require that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The guidance further requires that the acquirer record, in the same period's financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date and present separately on the face of the income statement or disclose in the notes the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date.The Company adopted this ASU effective January 1, 2016 with prospective application. The adoption of this ASU did not impact the Company's consolidated financial statements and related disclosures.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Recently Issued Accounting Standards

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which provides new authoritative guidance on the methods of revenue recognition and related disclosure requirements.  This new standard supersedes all existing revenue recognition requirements, including most industry-specific guidance. The new standard requires a company to recognize revenue when it transfers goods or services to customers in an amount that reflects the consideration that the company expects to receive for those goods or services. The new standard also requires additional qualitative and quantitative disclosures. In April 2015 the FASB proposed to defer the effective date of the guidance by one year.  Based on this proposal, public entities would need to apply the new guidance for annual and interim periods beginning after December 15, 2017,  and shall be applied, at the Company's option, retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption.  Early adoption is not permitted until periods beginning after December 15, 2016. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern, which provides new authoritative guidance with regards to management's responsibility to assess an entity's ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. The ASU will be effective for all entities in the first annual period ending after December 15, 2016 (December 31, 2016 for calendar year-end entities) and early adoption is permitted. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which made targeted improvements to the recognition and measurement of financial assets and financial liabilities. The update changes how entities measure equity investments that do not result in consolidation and are not accounted for under the equity method and how they present changes in the fair value of financial liabilities measured under the fair value option that are attributable to their own credit. The new guidance also changes certain disclosure requirements and other aspects of current US GAAP. The guidance will be effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years and early adoption is permitted in some cases. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The update requires an entity to recognize right-of-use assets and lease liabilities on its balance sheet and disclose key information about leasing arrangements. It also offers specific accounting guidance for a lessee, a lessor and sale and leaseback transactions. Lessees and lessors are required to disclose qualitative and quantitative information about leasing arrangements to enable a user of the financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. The guidance will be effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years and early adoption is permitted. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-07, Investments-Equity Method and Joint Ventures (Topic 323): Simplifying the Transition to the Equity Method of Accounting. The update eliminates the requirement that an investor retrospectively apply equity method accounting when an investment that it had accounted for by another method initially qualifies for use of the equity method. The guidance will be effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years and early adoption is permitted. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net). The update clarifies principal vs agent accounting of the new revenue standard. The guidance will be effective for annual and interim periods beginning after December 15, 2017, and shall be applied, at the Company's option, retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption.  Early adoption is not permitted until periods beginning after December 15, 2016. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The update simplifies the accounting for share based payment transactions. The guidance will be effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years and early adoption is permitted. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements and related disclosures.

In April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing. The update provide more clarification about identifying performance obligations and licensing. The guidance will be effective for annual and interim periods beginning after December 15, 2017, and shall be applied, at the Company's option, retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption.  Early adoption is not permitted until periods beginning after December 15, 2016. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 – Segment information

Operating segments

The Company provides offshore drilling services to the oil and gas industry. Our business has been organized into segments based on differences in management structure and reporting, economic characteristics, customer base, asset class, and contract structure. We currently operate in the following segments:

Floaters: Services encompassing drilling, completion and maintenance of offshore exploration and production wells. The drilling contracts for this segment relate to semi-submersible rigs and drillships for harsh and benign environments in mid-, deep- and ultra-deep waters.

Jack-up rigs: Services encompassing drilling, completion and maintenance of offshore exploration and production wells. The drilling contracts for this segment relate to jack-up rigs for operations in harsh and benign environments.

Other: Primarily consists of rig management services.

Segment results are evaluated on the basis of operating profit, and the information given below is based on information used for internal management reporting. The accounting principles for the segments are the same as for our consolidated financial statements.

Total revenue
(In $ millions)	Three Months Ended March 31,
	2016	2015
Floaters	616	832
Jack-up rigs	246	377
Other	29	35
Total	891	1,244

Depreciation and amortization
(In $ millions)	Three Months Ended March 31,
	2016	2015
Floaters	148	141
Jack-up rigs	52	57
Total	200	198

Operating income - Net Income
(In $ millions)	Three Months Ended March 31,
	2016	2015
Floaters	237	376
Jack-up rigs	86	325
Other	5	2
Operating income	328	703
Unallocated items:
Total financial items and other	(156)	(197)
Income taxes	(84)	(58)
Net Income	88	448

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Drilling Units and Newbuildings - Total Assets
(In $ millions)	As of March 31, 2016	As of December 31, 2015
Floaters	12,085	12,189
Jack-up rigs	4,178	4,220
Total Drilling Units and Newbuildings	16,263	16,409

Unallocated items:
Assets held for sale	128	128
Investments in associated companies	2,583	2,590
Marketable securities	286	324
Cash and restricted cash	1,231	1,292
Other assets	2,574	2,727
Total Assets	23,065	23,470

Capital expenditures – fixed assets
(In $ millions)	Three Months Ended March 31,
	2016	2015
Floaters	43	538
Jack-up rigs	9	35
Total	52	573

Note 4 - Gain on disposals

Period ended March 31, 2016

Nothing to report for this period.

Period ended December 31, 2015

West Rigel
On December 2, 2015, the West Rigel was classified as an Asset held for sale.  As at the transfer date the West Rigel held assets at its book value of $210 million and a loss on disposal of $82 million was recognized. Please refer to Note 20 to the consolidated financial statements, included herein, for more details.

Cancellation of the West Mira

On September 14, 2015, the Company cancelled the construction contract for the West Mira with Hyundai Samho Heavy Industries Co Ltd. ("HSHI"), due to the Shipyard's inability to deliver the unit within the timeframe required under the contract. The carrying value of the newbuild at the date of cancellation was $315 million, which included $170 million of pre-delivery installments paid to HSHI, with the remainder relating to purchased equipment, internally capitalized construction costs and capitalized interest. Under the contract terms, the Company has the right to recoup the $170 million in pre-delivery installments, plus accrued interest.
On October 12, 2015, HSHI launched arbitration proceedings under the contract.  HSHI have claimed that Seadrill's cancellation was a repudiatory breach and claim they were due various extensions of time.  The Company refutes this vigorously, and believes it has the contractual right to recover the $170 million in pre-delivery installments, plus accrued interest and legal costs. The recovery is however now not expected until the conclusion of an arbitration process under English law, which is expected to take up to two years.
Based both on management's assessment of the facts and circumstances, and advice from external counsel, who have been engaged for the arbitration process, the Company believes the recovery of the installment, plus accrued interest, is probable, as defined by US GAAP.  As such, the Company has reclassified from "Newbuildings", a receivable of $170 million plus accrued interest of $29 million, which is presented in "Other non-current assets" on the balance sheet.  The Company will continue to assess the recoverability throughout the arbitration process.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The Company has redeployed equipment, totaling $48 million, within Seadrill's remaining fleet, and did not write off these amounts. The resulting net loss on disposal recognized was $80 million, which is included in "Loss on disposal" in the Statement of Operations.
(In $ millions)	As at September 14, 2015
West Mira book value	315
Less: equipment redeployed	(48)
Net book value disposed	267
Less: Yard Installments recoverable	(170)
Less: interest accrued on installment	(29)
Provisions for onerous commitments	12
Net Loss on disposal	80

Disposal of the West Polaris
On June 19, 2015, the Company sold the entities that owned and operated the West Polaris (the "Polaris business"), to Seadrill Operating LP ("Seadrill Operating"), a consolidated subsidiary of Seadrill Partners LLC and 42% owned by the Company. The entities continue to be related parties subsequent to the sale.
The purchase price consisted of an initial enterprise value of $540 million, less debt assumed of $336 million. The fair value of consideration recognized on disposal was $235 million, which comprised of $204 million of cash consideration, and a working capital adjustment of $31 million, due to the net working capital of the Polaris business being greater than the required working capital prescribed in the sale and purchase agreement.
Additional contingent consideration in the form of a seller's credit of $50 million is also potentially due from Seadrill Partners in 2021, which will carry interest at a rate of 6.5% per annum. The repayment of the seller's credit is contingent on the future re-contracted day rate.  During the 3 year period following the completion of the current customer contract, the final amount payable will be adjusted downwards to the extent the average re-contracted operating day rate (net of commissions), adjusted for utilization, over the period, is less than $450 thousand per day. If the rig is off contract during this period, the reduction is equal to $450 thousand per day.
In addition, the Company may be entitled to receive further contingent consideration from Seadrill Partners, consisting of (a) any day rates earned by Seadrill Partners in excess of $450 thousand per day, adjusted for daily utilization, tax and agency commission for the remainder of the ExxonMobil contract completing in March 2018 and (b) 50% of any day rate earned above $450 thousand per day, adjusted for daily utilization, tax and agency commission fee after the conclusion of the existing contract until 2025. In February 2016, the drilling contract with ExxonMobil  was amended such that the day rate for the West Polaris was reduced from $653 thousand per day to $490 thousand per day, effective January 1, 2016.
The Company's accounting policy is not to recognize contingent consideration before it is considered realizable and has therefore not recognized on disposal any amounts receivable relating to the elements of consideration which are contingent on future events.  From the disposal date of the West Polaris on June 19, 2015 to March 31, 2016, the Company has recognized $34 million in contingent consideration, as it became realized, within "Contingent consideration realized" included within operating income.
The loss recognized at the time of disposal of the Polaris business was $77 million, after taking into account a goodwill allocation of $41 million. The loss has been presented in our consolidated statement of operations, under "Gain on disposals" included within operating income and attributable to floaters segment.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(In $ millions)	As at June 19, 2015
Initial enterprise value	540
Less: Debt assumed	(336)
Initial purchase price	204

Plus: Working capital adjustment	31
Adjusted initial purchase price	235

Cash	204
Plus: Working capital receivable	31
Fair value of purchase consideration recognized on disposal	235

Less: net carrying value of assets and liabilities	(271)
Less: allocated goodwill to subsidiaries	(41)
Initial loss on disposal	(77)

Contingent consideration realized since disposal	34
Under the terms of various agreements between Seadrill and Seadrill Partners LLC, entered into in connection with the initial public offering of Seadrill Partners LLC, Seadrill will continue to provide management, technical and administrative services to the Polaris business.  See further discussion in Note 17 to the consolidated financial statements for details of these services and agreements.
The sale of the Polaris business does not qualify for reporting as a discontinued operation as the sale of the Polaris business is not considered to represent a strategic shift expected to have a major effect on the Company's operations and financial results.

SeaMex Limited

During the year ended December 31, 2014, the Company entered into a joint venture agreement with an investment fund controlled by Fintech Advisory Inc. ("Fintech"), for the purpose of owning and managing certain jack-up drilling units located in Mexico under contract with Pemex. The West Oberon, West Intrepid, West Defender, West Courageous and West Titania jack-up drilling rigs ("the jack-up drilling rigs") were included within the joint venture. The transaction was completed on March 10, 2015, when Fintech subscribed for a 50% ownership interest in the joint venture company, SeaMex Limited ("SeaMex"), which was previously 100% owned by the Company, and SeaMex simultaneously purchased the jack-up drilling rigs from Seadrill Limited.

As a result of the transaction the Company no longer controls the entities that own and operate these jack-up drilling units (the "Disposal Group"), and accordingly the Company has deconsolidated certain entities as of March 10, 2015, and has recognized its remaining 50% investment in the joint venture at fair value.  The fair value of the retained 50% equity interest in the SeaMex joint venture was determined by reference to the price paid by Fintech to obtain a 50% equity interest in the disposal group from Seadrill.  Seadrill accounts for its 50% investment in the joint venture under the Equity Method.

Total consideration in respect of the Disposal Group was $1,077 million from SeaMex to Seadrill.  This was comprised of net cash of $586 million, a Seller's credit receivable of $250 million, short term related party receivable balances of $90 million and direct settlement of Seadrill's debt facilities relating to the West Oberon amounting to $150 million.   Subsequently, $162 million of related party balance was received when the West Titania was refinanced.  The Seller's credit bears interest at a rate of LIBOR plus a margin of 6.50% and matures in December 2019.  See Note 17 to the consolidated financial statements for further details on the related party balances.

Seadrill utilized the cash consideration to repay outstanding debt facilities in respect of the West Courageous, West Defender, West Intrepid and West Titania. See further details in Note 12 to the consolidated financial statements.

The total recognized gain on disposal was $186 million, after taking into account a goodwill allocation of $49 million, which has been presented in our consolidated statement of operations, under "Gain on disposals" included within operating income.

The Company has not presented this disposal group as a discontinued operation in the statement of operations as it does not represent a strategic shift that has (or will have) a major effect on the Company's operations and financial results.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(In $ millions)	As at March 10, 2015
FAIR VALUE OF CONSIDERATION RECEIVED
Net cash consideration received	749
Seller's credit recognized	250
Direct repayment of debt by the JV on behalf of Seadrill	150
Consideration receivable in respect of West Titania	162
Other related party balances payable	(71)
Cash paid to acquire 50% interest in the JV	(163)
Fair value of consideration received	1,077

FAIR VALUE OF RETAINED 50% INVESTMENT IN SEAMEX LIMITED	163

CARRYING VALUE OF NET ASSETS
Current assets
Cash and cash equivalents	40
Deferred tax assets - short term	8
Other current assets	20
Total current assets	68

Non-current assets
Drilling units	969
Deferred tax asset - long term	4
Other non-current assets	86
Goodwill	49
Total non-current assets	1,108
Total assets	1,176

LIABILITIES
Current liabilities
Trade accounts payable	(1)
Other current liabilities	(56)
Total current liabilities	(57)

Non-current liabilities
Other non-current liabilities	(60)
Total non-current liabilities	(60)
Total liabilities	(117)
Carrying value of net assets	1,059

GAIN ON DISPOSAL	181

In connection with the JV agreement, SeaMex entered into a management support agreement with Seadrill Management Ltd, a wholly owned subsidiary of the Company, pursuant to which Seadrill Management Ltd. provides SeaMex with certain management and administrative services. The services provided by Seadrill Management Ltd. are charged at cost plus management fee of 8% of Seadrill's costs and expenses incurred in connection with providing these services. The agreement can be terminated by SeaMex by providing 120 days written notice.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Contingent consideration recognized

During the three months ended March 31, 2016, the Company recognized contingent consideration receivable amounting to $5 million (three months ended March 31, 2015: $4 million). Contingent consideration recognized during the three months ended March 31, 2016 comprised of $3 million relating to the disposal of the West Vela in November 2014 and $2 million relating to the disposal of West Polaris in June 2015.

Note 5 – Taxation

The effective tax rate for the three months ended March 31, 2016 and 2015  was 48.8% and 11.5%, respectively. The income tax expense increased $26 million for the three months ended  March 31, 2016 as compared to the three months ended March 31, 2015. The increase is primarily attributable to a change in balance of the relative components of our estimated 2016 earnings generated, with more earned in jurisdictions with higher tax rates. In addition, book discrete losses, for which no benefits were recognized, were higher during the first quarter of 2016. The Company has also recognized liabilities for unrecognized tax positions associated with prior years.

Note 6 – Earnings per share

The computation of basic earnings per share ("EPS") is based on the weighted average number of shares outstanding during the period. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

(In $ millions)	Three Months Ended March 31,
	2016	2015
Net income attributable to the parent	74	427
Less: Allocation to participating securities	—	(1)
Net income available to shareholders	74	426
Effect of dilution	—	—
Diluted net income available to shareholders	74	426

The components of the denominator for the calculation of basic and diluted EPS are as follows:

(In $ millions)	Three Months Ended March 31,
	2016	2015
Basic earnings per share:
Weighted average number of common shares outstanding	493	493
Diluted earnings per share:
Weighted average number of common shares outstanding	493	493
Effect of dilutive share options	—	—
Effect of dilutive convertible bonds	—	—
Weighted average number of common shares outstanding adjusted for the effects of dilution	493	493

Basic earnings per share (US dollar)	0.15	0.86
Diluted earnings per share (US dollar)	0.15	0.86

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 7 – Marketable securities

The historic cost of marketable securities is marked to market, with changes in fair value recognized in "Other comprehensive income" ("OCI").

Marketable securities held by the Company are equity securities considered to be available-for-sale securities. The following tables summarize the carrying values of the marketable securities in the balance sheet:

	As at March 31, 2016
(In $ millions)	Amortized cost	Cumulative unrealized fair value gains/(losses)	Carrying value
SapuraKencana	195	—	195
Seadrill Partners - Common Units	247	(156)	91
Total	442	(156)	286

	As at December 31, 2015
(In $ millions)	Amortized cost	Cumulative unrealized fair value gains/(losses)	Carrying value
SapuraKencana	206	22	228
Seadrill Partners - Common Units	247	(151)	96
Total	453	(129)	324

Marketable securities and changes in their carrying value are as follows:
	Three Months Ended March 31, 2016
(In $ millions)	Gross realized gains	Gross realized losses	Gross Unrealized gains	Gross Unrealized losses	Gross proceeds from disposals	Recognition and purchases	Gain/(loss) reclassified into income
SapuraKencana	—	—	—	(33)	—	—	(11)
Seadrill Partners - Common Units	—	—	—	(5)	—	—	—
Total	—	—	—	(38)	—	—	(11)

	Three Months Ended March 31, 2015
(In $ millions)	Gross realized gains	Gross realized losses	Gross Unrealized gains	Gross Unrealized losses	Gross proceeds from disposals	Recognition and purchases	Gain/(loss) reclassified into income
Sapura Kencana	—	—	—	(13)	—	—	—
Seadrill Partners - Common Units	—	—	—	(117)	—	—	—
Total	—	—	—	(130)	—	—	—

SapuraKencana

The Company's ownership interest in SapuraKencana's outstanding common shares as at March 31, 2016 was 8.18%.

During the period from September 30, 2014, to March 31, 2016, SapuraKencana's MYR share price fell by approximately 54.85% as a result of deteriorating market conditions in the oil and gas industry.
On April 27, 2016, we sold our entire shareholding in SapuraKencana for proceeds of $195 million, net of transaction costs. Due to the sale of shares at a loss after the period end, we have recognized a net impairment charge to bring the carrying value of the asset to the realized value of $195 million. As a result, we have reclassified the accumulated unrecognized gains of $22 million as of December 31, 2015, out of Other comprehensive income into earnings during the period. The resulting net impairment was a loss of $11 million, which is recognized within "Loss on impairments of investments" in the statement of operations.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Seadrill Partners - Common Units

The Company's ownership interest in Seadrill Partners' common units is 28.6% of total outstanding units as of March 31, 2016.

Seadrill deconsolidated Seadrill Partners in January 2014, recognizing its investments in common units at market value of $30.60. Seadrill also purchased further units in 2014 at a similar price. From October 2014 the share price began to fall to a position as at   March 31, 2016, where the market price was at $3.48.

Following the $574 million other than temporary impairment of the Seadrill Partners investment made in September 2015, the market price of Common Units continues to be below book value, thus resulting in a marked to market loss of $5 million for the period. This has been recognized in accumulated other comprehensive income. We have evaluated the near term prospects of Seadrill Partners in relation to the severity and duration of the impairment. Based on that evaluation and our ability and intent to hold the investment for a reasonable period of time sufficient for a forecasted recovery of fair value, we do not consider the investment to be other than temporarily impaired as at March 31, 2016.

Note 8 – Investment in associated companies

The Company has the following investments that are recorded using the equity method and cost method for the periods presented in these financial statements:
(In $ millions)	March 31, 2016	December 31, 2015
Seabras Sapura Participacoes	30	29
Seabras Sapura Holdco	158	158
Itaunas Drilling	—	3
Camburi Drilling	—	6
Sahy Drilling	—	4
Seadrill Partners - Total direct ownership interests	1,765	1,767
Seadrill Partners - Subordinated Units	299	293
Seadrill Partners - Seadrill member interest and IDRs*	137	137
SeaMex Ltd	194	193
Total	2,583	2,590

*The Seadrill Partners - Seadrill member interest and IDRs are accounted for as cost-method investments on the basis that they do not represent common stock interests and their fair value is not readily determinable. The investments are held at cost and not subsequently remeasured.

Seadrill Partners

Equity method investments
The Company holds investments, both in subordinated units of Seadrill Partners and direct ownership interests in controlled subsidiaries of Seadrill Partners, which are accounted for under the equity method.  The fair value of these investments is not readily determinable, as they are not publicly traded.  These investments were recognized at fair value on the deconsolidation of Seadrill Partners in January 2014, using valuations involving significant unobservable inputs, and categorized at level 3 on the fair value hierarchy.
During the third quarter of 2015, due to the deteriorating market conditions in the offshore drilling industry, the carrying value of the subordinated units was found to exceed the fair value by $125 million, and the carrying value of the direct ownership interests was found to exceed the fair value by $302 million. The company recognized an other than temporary impairment of the investments within "Loss on impairment of Investments" in the Statement of Operations.
Cost method investments
The Company also holds the Seadrill member interest, which is a 0% non-economic interest, and which holds the rights to 100% of the Incentive Distribution Rights "IDRs" of Seadrill Partners.  The Seadrill Member Interest and the IDRs in Seadrill Partners are accounted for as cost-method investments on the basis that they do not represent common stock interests and their fair value is not readily determinable. The fair value of the Company's interest in the Seadrill Member and the attached IDRs at deconsolidation in January 2014, was determined using a Monte Carlo simulation method ("Monte Carlo model"). The method takes into account the cash distribution waterfall, historical volatility, estimated dividend yield and share price of the common units as of the deconsolidation date.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

During the third quarter of 2015, due to the deteriorating market conditions in the offshore drilling industry, the Company recognized an other than temporary impairment of $106 million.  The company has recognized this impairment within "Loss on impairment of Investments" in the Statement of Operations.

During the three months ended March 31, 2016 Seadrill Partners' unit price has fallen further from approximately $3.65 at December 31, 2015 to $3.48 at March 31, 2016. Having assessed the length and severity of the implied fall in value and the prospects for Seadrill Partners, the Company has determined that a further other than temporary impairment of the investment has not occurred.

SeaMex Limited

During the year ended December 31, 2014, the Company entered into a joint venture agreement with an investment fund controlled by Fintech, for the purpose of owning and managing certain jack-up drilling units located in Mexico under contract with Pemex. The West Oberon, West Intrepid, West Defender, West Courageous and West Titania jack-up drilling rigs were included within the joint venture. The transaction was completed on March 10, 2015, when Fintech subscribed for a 50% ownership interest in SeaMex, which was previously 100% owned by the Company, and the jack-up drilling rigs were acquired by SeaMex from Seadrill.

As a result of the transaction the Company no longer controls the entities that own and operate these jack-up drilling rigs, and accordingly the Company has deconsolidated these entities as of March 10, 2015, and has recognized its retained 50% investment in the joint venture at fair value. See Note 4 to the Financial Statements for further details.

Itaunas Drilling, Camburi Drilling, and Sahy Drilling

Itaunas Drilling BV, Camburi Drilling BV and Sahy Drilling BV are joint ventures which are currently constructing three drillships. The joint ventures are owned 70% by Sete International (a subsidiary of Sete Brasil Participacoes SA) and 30% by the Company. During the three months ended March 31, 2016, due to the deteriorating market conditions in the offshore drilling industry, the uncertainty around the financial condition of Sete Brasil Participacoes SA, and the uncertainty around the recoverability of the investments, the Company recognized an other than temporary impairment of $13 million to write down the value of these investments to nil. The company has recognized this impairment within "Loss on impairment of Investments" in the Statement of Operations.

Note 9 – Newbuildings
(In $ millions)	Three months ended March 31, 2016	Year ended December 31, 2015
Opening balance	1,479	2,030
Additions	17	661
Transfers to drilling units	—	(725)
Reclassification to non-current assets*	—	(199)
Disposals*	—	(78)
Reclassification to assets held for sale**	—	(210)
Closing balance	1,496	1,689

*On September 14, 2015, the Company cancelled the construction contract for the West Mira with Hyundai Samho Heavy Industries Co Ltd. Please refer to Note 4 to the consolidated financial statements, included herein, for more details.

**On December 2, 2015, the West Rigel was classified as an Asset held for sale. As at the transfer date the West Rigel held assets at its book value of $210 million. Please refer to Note 20 to the consolidated financial statements, included herein, for more details.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 10 – Drilling units
(In $ millions)	March 31, 2016	December 31, 2015
Cost	18,553	18,518
Accumulated depreciation	(3,786)	(3,588)
Net book value	14,767	14,930

Depreciation expense on drilling units was $198 million for the three months ended March 31, 2016, and $195 million for the three months ended March 31, 2015.

The drilling unit balance at March 31, 2016 and December 31, 2015 contains $48 million with respect to spare parts previously attributable to the West Mira, which will be redeployed and utilized elsewhere in the fleet.

Note 11 – Goodwill

The goodwill balance and changes in the carrying amount of goodwill are as follows:
(In $ millions)	Three months ended March 31, 2016	Year ended December 31, 2015
Opening balance
Goodwill	795	836
Accumulated impairment losses	(795)	(232)
Total opening goodwill	—	604

Disposals and deconsolidations (see note 4)	—	(41)
Impairment of goodwill	—	(563)

Closing balance
Goodwill	795	795
Accumulated impairment losses	(795)	(795)
Total closing goodwill	—	—

As at September 30, 2015, after a 43% decline in Seadrill closing spot price over a three month period, an impairment test was conducted. This resulted in the Company recognizing an impairment loss of $563 million relating to the Floaters reporting unit which represented all of the Goodwill attributable to that reporting unit. Following the impairment the Company no longer retains any Goodwill balance. The impairment is a result of deteriorating market conditions and the Company's outlook on expected conditions through the current down-cycle.  The impairment charge was allocated between the parent and non-controlling interests based upon the non-controlling interests' share in each drilling unit within the Floater segment. The overall charge to the reporting unit was first allocated to each drilling unit based upon the relative fair values of those drilling units. The percentage non-controlling interest in each drilling unit was then applied to the allocated charge in order to determine the portion attributable to non-controlling interests. The total impairment allocated to the non-controlling interest was $95 million.
The estimated fair value of the reporting unit was derived using an income approach, using discounted future free cash flows.  The Company's estimated future free cash flows are primarily based on its expectations around day rates, drilling unit utilization, operating costs, capital and long term maintenance expenditures and applicable tax rates.  The cash flows are estimated over the remaining useful economic lives of the assets but no longer than 30 years in total, and discounted using an estimated market participant weighted average cost of capital of 10%.
The assumptions used in the Company's estimated cash flows were derived from unobservable inputs (level 3) and are based on management's judgments and assumptions available at the time of performing the impairment test.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 12 – Debt
(In $ millions)	March 31, 2016	December 31, 2015
Credit facilities:
$2,000 facility (North Atlantic Drilling)	1,158	1,200
$400 facility	230	240
$440 facility	224	224
$1,450 facility	383	393
$360 facility (Asia Offshore Drilling)	264	273
$300 facility	180	186
$1,750 facility (Sevan Drilling)	1,050	1,085
$450 facility	331	344
$1,500 facility	1,312	1,344
$1,350 facility	1,148	1,181
$950 facility	672	688
$450 facility (2015)	205	215
Total credit facilities	7,157	7,373

Loans contained within VIEs:
$375 facility	299	256
$390 facility	265	221
$475 facility	392	354
Total Loans contained within VIEs	956	831

Unsecured bonds:
Unsecured bonds	2,408	2,381
Total unsecured bonds	2,408	2,381

Other credit facilities with corresponding restricted cash deposits	71	76
Total debt principal	10,592	10,661
Less: current portion of debt principal	(1,314)	(1,526)
Long-term portion of debt principal	9,278	9,135

The tables below show the debt issuance costs that are netted against the current and long-term debt for each of the periods presented:
Outstanding debt as at March 31, 2016
(In $ millions)	Principal outstanding	Less: Debt Issuance Costs	Total Debt
Current portion of long-term debt	1,314	(36)	1,278
Long-term debt	9,278	(73)	9,205
Total	10,592	(109)	10,483

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Outstanding debt as at December 31, 2015
(In $ millions)	Principal outstanding	Less: Debt Issuance Costs	Total Debt
Current portion of long-term debt	1,526	(37)	1,489
Long-term debt	9,135	(81)	9,054
Total	10,661	(118)	10,543

The outstanding debt as of March 31, 2016 is repayable as follows:
(In $ millions)	Year ended March 31,
2017	1,314
2018	3,534
2019	2,514
2020	2,651
2021	579
2022 and thereafter	—
Total debt principal	10,592

The Company routinely monitors the market for opportunities to strengthen its balance sheet and may from time take steps to do so, including making repurchases of its debt securities.

The movement in debt instruments above are largely due to scheduled principal repayments unless otherwise detailed below.

The significant developments relating to the Company's debt in the three months ended March 31, 2016 are explained below.

Loans contained within the Ship Finance Variable Interest Entities ("VIEs")

During the three months ended March 31, 2016, the three VIEs that we consolidate in our financial statements, SFL Hercules Ltd, SFL Deepwater Ltd and SFL Linus Ltd, each drew down $50 million on the revolving credit tranches of their respective $375 million term loan, $390 million term loan and $475 million term loan. Subsequently the VIE's repaid balances with Ship Finance, a related party to Seadrill, thus reducing the consolidated related party net debt.

Covenants contained in our debt facilities

The full list of the Company's covenants are disclosed in the annual report on 20-F for the year ended December 31, 2015.

April 2016 Amendments to Senior Secured Credit Facilities
On April 28, 2016,  the Company executed temporary amendment agreements in respect of all of its senior secured credit facilities. The Company also executed maturity extension agreements in respect of three senior secured credit facilities maturing in the near term. The key terms and conditions of these agreements are as follows:

•	Extensions:
◦	$450 million Senior Secured Credit Facility: The maturity of the $450 million senior secured credit facility, relating to the Eminence rig, has been extended from June 20, 2016 to December 31, 2016.
◦	$400 million Senior Secured Credit Facility: The maturity of the $400 million senior secured credit facility, relating to jack-up rigs West Cressida, West Callisto, West Leda and West Triton, has been extended from December 8, 2016 to May 31, 2017.
◦	$2 billion Senior Secured Credit Facility: The maturity of the $2 billion senior secured credit facility of our majority-owned subsidiary NADL has been extended from April 15, 2017 to June 30, 2017.

•	Key amendments and waivers:
◦	Equity ratio: The Company is required to maintain a total equity to total assets ratio of at least 30.0%. Prior to the amendment, both total equity and total assets were adjusted for the difference between book and market values of drilling units, as determined by independent broker valuations. The amendment removes the need for the market value adjustment from the calculation of the equity ratio until June 30, 2017.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
•	Leverage ratio: The Company is required to maintain a ratio of net debt to EBITDA. Prior to the amendment the leverage ratio had to be no greater than 6.0:1, falling to 5.5:1 from October 1, 2016, and falling again to 4.5:1 from January 1, 2017. The amendment retains the ratio at 6.0:1 until December 31, 2016, and then increases to 6.5:1 between January 1, 2017 and June 30, 2017.
•	Minimum-value-clauses: The Company's secured bank credit facilities contain loan-to-value clauses, or minimum-value-clauses ("MVC"), which could require the Company to prepay a portion of the outstanding borrowings should the value of the drilling units securing borrowings under each of such agreements decrease below required levels. This covenant has been suspended until June 30, 2017.
•	Minimum Liquidity: The Company has previously been required to maintain a minimum of $150 million of liquidity. This has been reset to $250 million.

•	Additional undertakings:
◦	Further process: The Company has agreed certain undertakings on a temporary basis while further discussions with its lenders under its senior secured credit facilities remain ongoing. This includes agreements in respect of progress milestones towards the agreement of, and implementation plan in respect of, a comprehensive financing package.
◦	Restrictive undertakings: The Company has agreed to additional near-term restrictive undertakings applicable during this process, including limitations in respect of:
▪	dividends, share capital repurchases and new total return swaps;
▪	incurrence of certain indebtedness;
▪	investments in, extensions of credit to or the provision of financial support for non-wholly owned subsidiaries;
▪	investments in, extensions of credit to or the provision of financial support for joint ventures or associated entities;
▪	acquisitions;
▪	dispositions;
▪	prepayment, repayment or repurchase of any debt obligations;
▪	granting security; and
▪	payments in respect of newbuild drilling units,
in each case, subject to limited exceptions.

•	Other changes and provisions:
◦	Undrawn availability: The Company has agreed to refrain from borrowing any undrawn commitments under its senior secured credit facilities.
◦	Fees: The Company has agreed to pay certain fees to its lenders in consideration of these extensions and amendments.

These extensions and amendments are designed to provide the Company and the banking group with a period of stability and certainty while a more comprehensive financing package is agreed. The Company intends to further communicate these financing plans this year.

The Company expects to remain in compliance with the amended covenants for the next twelve months.

The Company is in compliance with all covenants as at March 31, 2016.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 13 – Common shares

	March 31, 2016		December 31, 2015
All shares are common shares of $2.00 par value each	Shares	$ million	Shares	$ million
Authorized share capital	800,000,000	1,600	800,000,000	1,600

Issued and fully paid share capital	493,078,680	986	493,078,680	986
Treasury shares held by Company	(318,740)	(1)	(318,740)	(1)
Outstanding common shares in issue	492,759,940	985	492,759,940	985

On May 18, 2016 the Company announced that it had entered into a privately negotiated exchange agreement with certain holders of its outstanding $1,000 million 5 5/8% (subsequently increased to 6.125%) Senior Notes due 2017 (the "2017 Notes"), pursuant to which the Company has agreed to issue a total of 8,184,340 new shares of its common stock, par value $2.00 per share, in exchange for $55.0 million principal amount of the 2017 Notes in accordance with Section 3(a)(9) of the U.S. Securities Act of 1933, as amended. Settlement occurred on May 20, 2016, upon which the Company have a total of 500,944,280 shares of its common stock issued and outstanding.

Note 14 – Accumulated other comprehensive income

Accumulated other comprehensive income as of March 31, 2016 and December 31, 2015 was as follows:
(In $ millions)	March 31, 2016	December 31, 2015

Unrealized loss on marketable securities	(156)	(129)
Unrealized gain on foreign exchange	36	36
Actuarial loss relating to pension	(34)	(38)
Share in unrealized gains from associated companies	4	11
Accumulated other comprehensive income	(150)	(120)

With the exception of actuarial loss relating to pension, income taxes associated with each component of other comprehensive income is nil.  The income tax benefit on actuarial loss relating to pension is $6 million as of March 31, 2016 and $8 million as of December 31, 2015.

Note 15 – Risk management and financial instruments

The majority of gross earnings from the Company's drilling units are receivable in US dollars and the majority of the Company's other transactions, assets and liabilities are denominated in US dollars, the functional currency of the Company. However, the Company has operations and assets in a number of countries worldwide and incurs expenditures in other currencies, causing its results from operations to be affected by fluctuations in currency exchange rates, primarily relative to the US dollar. The Company is also exposed to changes in interest rates on floating interest rate debt, and to the impact of changes in currency exchange rates on primarily NOK denominated debt. There is a potential that currency and interest rate fluctuations may have a positive or negative effect on the value of the Company's cash flows.

Interest rate risk management

The Company's exposure to interest rate risk relates mainly to its floating interest rate debt and balances of surplus funds placed with financial institutions. This exposure is managed through the use of interest rate swaps and other derivative arrangements. The Company's objective is to obtain the most favorable interest rate borrowings available without risking exposure to fluctuating interest rates. Surplus funds are generally used to repay revolving credit facilities, which yield higher returns than are available on fixed or overnight deposits with banks. The extent to which the Company utilizes interest rate swaps and other derivatives to manage its interest rate risk is determined by the net debt exposure.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Interest rate swap agreements not qualified as hedge accounting

At March 31, 2016 the Company had interest rate swap agreements with an outstanding principal of $6,437 million (December 31, 2015: $7,266 million). The agreements have maturity dates between September 2016 and January 2027, swapping the floating element of interest on our facilities for fixed rates ranging between 0.69% and 3.83%. In addition we have one interest rate swap agreement with an outstanding principal of $174 million (December 31, 2015: $178 million) under which we pay a floating rate of LIBOR and receive a fixed rate of 2.12%. These agreements do not qualify for hedge accounting and accordingly any changes in the fair values of the swap agreements are included in the consolidated statement of operations under "Loss on derivative financial instruments". The total fair value of the interest rate swaps outstanding at March 31, 2016 amounted to a gross liability of $210 million, a net liability of $207 million due to master netting agreements with our counterparties, and an asset of nil (December 31, 2015: a gross liability of $191 million, a net liability of $134 million and an asset of $2 million). The fair value of the interest rate swaps are classified as either "Other current liabilities" or "Other current assets" in the balance sheet.

Cross currency interest rate swaps not qualified as hedge accounting

At March 31, 2016 the Company had outstanding cross currency interest rate swaps with a principal amount of $807 million (December 31, 2015: $807 million) with maturity dates between March 2018 and March 2019, swapping the floating element of interest as well as fluctuations in exchange rates on our facilities for fixed rates ranging from 4.94% to 6.18%. These agreements do not qualify for hedge accounting and accordingly any changes in the fair values of the swap agreements are included in the consolidated statement of operations under "Loss on derivative financial instruments". The total fair value of cross currency interest swaps outstanding at March 31, 2016 amounted to a gross and net liability of $259 million (December 31, 2015: gross and net liability of $291 million). The fair value of the cross currency interest swaps are classified as other current liabilities in the balance sheet.

Interest rate hedge accounting

A Ship Finance subsidiary consolidated by the Company as a Variable Interest Entity ("VIE") (refer to Note 16) has entered into interest rate swaps in order to mitigate its exposure to variability in cash flows for future interest payments on the loans taken out to finance the acquisition of the West Linus.  These interest rate swaps qualify for hedge accounting and any changes in its fair value are included in "Other comprehensive income". Below is a summary of the notional amount, fixed interest rate payable and duration of the outstanding principal as of March 31, 2016.

Variable interest entity	Outstanding principal as at March 31, 2016 (In $ millions)	Receive rate	Pay rates	Length of contracts
SFL Linus Limited (West Linus)	194	1 - 3 month LIBOR	1.77 - 2.01%	Dec 2013 - Dec 2018

The total fair value of interest swaps under hedge accounting at March 31, 2016 amounted to a liability of $4 million (December 31, 2015: liability of $2 million), classified as other non-current liabilities in the balance sheet.

In the three months ended March 31, 2016, the VIE Ship Finance subsidiary recognized $2 million fair value gains (three months  ended March 31, 2015: nil). Any such gains or losses recorded by the VIE in "Other comprehensive income"  are allocated to "Non-controlling interests" in our consolidated statement of changes in equity due to their ownership by Ship Finance.  Any change in fair value resulting from hedge ineffectiveness is recognized immediately in earnings.

The VIE, and therefore the Company, recognized no gain or loss due to hedge ineffectiveness in the consolidated financial statements during the three months ended March 31, 2016 (three months ended March 31, 2015: no fair value gain or loss).

Foreign exchange risk management

The Company and the majority of its subsidiaries use the US dollar as their functional currency because the majority of their revenues and expenses are denominated in US dollars.  The Company's reporting currency is also US dollars. We do, however, earn revenue and incur expenses in other currencies and there is thus a risk that currency fluctuations could have an adverse effect on the value of our cash flows.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Foreign currency forwards not qualified as hedge accounting

The Company uses foreign currency spot and forward contracts and other derivatives to manage exposure to foreign currency risk on certain assets, liabilities and future anticipated transactions. Such derivative contracts do not qualify for hedge accounting treatment and are recorded in the balance sheet under current receivables if the contracts have a net positive fair value, and under other current liabilities if the contracts have a net negative fair value. At March 31, 2016, the Company had outstanding foreign currency forward contracts to sell $10 million at an agreed rate of NOK 8.52 per US dollar, with a maturity date of June 15, 2016. The fair value of the forward currency forward amounts to a liability of $0.3 million as at March 31, 2016, classified within other current liabilities in the balance sheet. As at December 31, 2015 the Company had no outstanding forward currency forwards).

Other derivative agreements

Total Return Swap Agreements
On March 3, 2016, the Company settled TRS agreements for 4,000,000 Seadrill Limited shares at a strike price of NOK 49.60. The Company subsequently entered into a new TRS agreement for 4,000,000 Seadrill Limited common shares. The expiry date for the new TRS is June 3, 2016 and the reference price is NOK 21.2 per share.

The fair value of the TRS agreements at March 31, 2016 was a asset of $3 million (December 31, 2015: liability of $9 million). The fair values of the TRS agreements are classified as other current assets/(liabilities) in the balance sheet as at March 31, 2016 and December 31, 2015 respectively.

SapuraKencana financing agreements
In September 2013, the Company entered into two derivative contract arrangements with a bank to finance a portion of its equity investment in SapuraKencana, in which the Company received $250 million upfront as prepayment for one of the agreements.  The agreements had a settlement date three years from the inception date and include an interest equivalent component which is based on the prepaid amount received and LIBOR plus 1.9% per annum.

On July 8, 2015, the Company amended the financing arrangement relating to its equity investment in SapuraKencana and extended the agreement to July 2018. The total financing was reduced by $90 million to $160 million, and the corresponding restricted cash held as collateral of $93 million was settled against the liability. In addition the interest rate increased to LIBOR plus 2.6%. As at December 31, 2015, the Company had associated restricted cash of $160 million due to the significant fall in the share price of SapuraKencana.

As part of these agreements, all of shares which we owned SapuraKencana were pledged as security, the value of which as of December 31, 2015 was $228 million, and was presented as a long term marketable security on the balance sheet. The unrealized gains and losses resulting from measuring the fair value of these contracts as at December 31, 2015 were a gross asset of $103 million and gross liability of $103 million, which were offset in the balance sheet and income statement as these agreements met the criteria for offsetting. The $160 million received as a prepayment to Seadrill was included in other long-term liabilities as at December 31, 2015.

On February 24, 2016, the Company elected to exercise the optional termination notice under the prepaid forward and equity swap agreements, and the corresponding liability of $160 million and restricted cash of $160 million were settled, and the pledged security was released.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Realized gains and losses
The total realized and unrealized gains and losses recognized in the consolidated statement of operations relating to above derivative arrangements for the three months ended March 31, 2016 and 2015 are as follows:
(In $ millions)	Three Months Ended March 31,
(Losses)/gains recognized in statement of operations relating to derivative financial instruments	2016	2015
Interest rate swap agreements not qualified as hedge accounting	(110)	(96)
Cross currency interest rate swaps not qualified as hedge accounting	27	(68)
Foreign currency forwards not qualified as hedge accounting	(1)	(11)
Total Return Swap Agreements	(3)	(6)
Other	—	(1)
Loss on derivative financial instruments	(87)	(181)

Fair values of financial instruments

The carrying value and estimated fair value of the Company's financial instruments at March 31, 2016 and December 31, 2015 were as follows:
	March 31, 2016		December 31, 2015
(In $ millions)	Fair value	Carrying value	Fair value	Carrying value
Assets
Cash and cash equivalents	1,092	1,092	1,044	1,044
Restricted cash	139	139	248	248
Related party loans receivable - short term	374	374	371	371
Related party loans receivable - long term	464	414	464	464
Liabilities
Current portion of floating rate debt	1,278	1,278	1,493	1,493
Long-term portion of floating rate debt	6,835	6,835	6,711	6,711
Current portion of fixed rate CIRR loans	36	36	33	33
Long term portion of fixed rate CIRR loans	35	35	43	43
Fixed interest bonds - long term	678	1,840	944	1,840
Floating interest bonds - long term	196	568	283	541
Related party fixed rate debt - long term	254	254	415	415

The carrying value of cash and cash equivalents and restricted cash, which are liquid, is a reasonable estimate of fair value and categorized at level 1 on the fair value measurement hierarchy.

The fair value of the related party loans receivable from Seadrill Partners and SeaMex are estimated to be equal to the carrying value. This debt is not freely tradable and cannot be recalled by the Company at prices other than specified in the loan note agreements. The loans were entered into at market rates. They are categorized as level 2 on the fair value measurement hierarchy. Refer to Note 17 for further information.

The fair value of the current and long-term portion of floating rate debt is estimated to be equal to the carrying value since it bears variable interest rates, which are reset regularly, usually every one to six months. This debt is not freely tradable and cannot be purchased by the Company at prices other than the outstanding balance plus accrued interest. We have categorized this at level 2 on the fair value measurement hierarchy.

The fair value of the long-term portion of the fixed rate CIRR loans is equal to the carrying value, as they are matched with equal balances of restricted cash. We have categorized this at level 2 on the fair value measurement hierarchy.

The fixed interest rate bonds are freely tradable and their fair value has been set equal to the price at which they were traded at on March 31, 2016 and December 31, 2015. We have categorized this at level 1 on the fair value measurement hierarchy.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The floating interest bonds are freely tradable and their fair value has been set equal to the price at which they were traded at on March 31, 2016 and December 31, 2015. We have categorized this at level 1 on the fair value measurement hierarchy.

The fair value of the loans provided by Ship Finance to the Company's VIE's are estimated to be equal to the carrying value as the loans were entered into at market rates.  The debt is not freely tradable and cannot be purchased by the Company at prices other than the outstanding balance. We have categorized this at level 2 on the fair value measurement hierarchy. Refer to Note 17 for further information.

Financial instruments that are measured at fair value on a recurring basis:
		Fair value measurements at reporting date using
	Total Fair value	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In $ millions)	March 31, 2016	(Level 1)	(Level 2)	(Level 3)
Assets:
Marketable securities	286	286	—	—
Other derivative instruments – short term receivable	3	—	3	—
Total assets	289	286	3	—

Liabilities:
Interest rate swap contracts – short term payable	207	—	207	—
Interest rate swap contracts – long term payable	4	—	4	—
Cross currency swap contracts – short term payable	259	—	259	—
Total liabilities	470	—	470	—

		Fair value measurements at reporting date using
	Total Fair value	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In $ millions)	December 31, 2015	(Level 1)	(Level 2)	(Level 3)
Assets:
Marketable securities	324	324	—	—
Interest rate swap contracts – short term receivable	2	—	2	—
Total assets	326	324	2	—

Liabilities:
Interest rate swap contracts – short term payable	124	—	124	—
Interest rate swap contracts – long term payable	2	—	2	—
Cross currency swap contracts – short term payable	291	—	291	—
Other derivative instruments – short term payable	9	—	9	—
Total liabilities	426	—	426	—

US GAAP emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, US GAAP establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels one and two of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within level three of the hierarchy).

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Level one input utilizes unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Level two inputs are inputs other than quoted prices included in level one that are observable for the asset or liability, either directly or indirectly. Level two inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability, other than quoted prices, such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level three inputs are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Quoted market prices are used to estimate the fair value of marketable securities, which are valued at fair value on a recurring basis.

The fair value of total return equity swaps is calculated using the closing prices of the underlying listed shares, dividends paid since inception and the interest rate charged by the counterparty.

The fair values of interest rate swaps, cross currency swaps and forward exchange contracts are calculated using well-established independent valuation techniques, using the income method approach, applied to contracted cash flows and LIBOR, NIBOR and STIBOR interest rates as of March 31, 2016.

The fair value of other derivative instruments is calculated using the closing prices of the underlying securities, dividends paid since inception and the interest charged by the counterparty.

Credit risk

The Company has financial assets, including cash and cash equivalents, marketable securities, other receivables and certain amounts receivable on derivative instruments, mainly forward exchange contracts and interest rate swaps. These assets expose the Company to credit risk arising from possible default by the counterparty. The Company considers the counterparties to be creditworthy financial institutions and does not expect any significant loss to result from non-performance by such counterparties. The Company, in the normal course of business, does not demand collateral. The credit exposure of interest rate swap agreements, currency option contracts and foreign currency contracts is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements. It is the Company's policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts, which give the Company the legal right to discharge all or a portion of amounts owed to counterparty by offsetting them against amounts that the counterparty owes to the Company.

Note 16 – Variable Interest Entities

As of March 31, 2016, the Company leased two semi-submersible rigs, and one jack-up rig from Ship Finance VIEs under capital leases. Each of the units had been sold by the Company to single purpose subsidiaries of Ship Finance and simultaneously leased back by the Company on bareboat charter contracts for a term of 15 years. The Company has several options to repurchase the units during the charter periods, and obligations to purchase the assets at the end of the 15 year lease period.

The following table gives a summary of the sale and leaseback arrangements, as of March 31, 2016:
Unit	Effective from	Sale value (In $ millions)	First repurchase option (In $ millions)	Month of first repurchase option	Last repurchase option (In $ millions)	Month of last repurchase Option *
West Taurus	Nov 2008	850	418	Feb 2015	149	Nov 2023
West Hercules	Oct 2008	850	580	Aug 2011	135	Aug 2023
West Linus*	June 2013	600	370	June 2018	170	June 2028

*Ship Finance has a right to require the Company to purchase the West Linus rig on the 15th anniversary for the price of $100 million if the Company doesn't exercise the final repurchase option.

The Company has determined that the Ship Finance subsidiaries, which own the units, are VIEs, and that the Company is the primary beneficiary of the risks and rewards connected with the ownership of the units and the charter contracts. Accordingly, these VIEs are fully consolidated in the Company's consolidated financial statements. The Company did not record any gains from the sale of the units, as they continued to be reported as assets at their original cost in the Company's balance sheet at the time of each transaction. The equity attributable to Ship Finance in the VIEs is included in non-controlling interests in the Company's consolidated accounts. At March 31, 2016 and at December 31, 2015 the units are reported under drilling units in the Company's balance sheet.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The bareboat charter rates are set on the basis of a Base LIBOR Interest Rate for each bareboat charter contract, and thereafter are adjusted for differences between the LIBOR fixing each month and the Base LIBOR Interest Rate for each contract. A summary of the bareboat charter rates per day for each unit is given below.

	(In $ thousands)
Unit	2016	2017	2018	2019	2020	2021
West Taurus	165	158	158	144	143	136
West Hercules	179	170	166	143	141	135
West Linus	222	222	222	173	140	140

The assets and liabilities in the accounts of the VIEs as at March 31, 2016 and as at December 31, 2015 are as follows:

	March 31, 2016			December 31, 2015
(In $ millions)	SFL Deepwater Limited	SFL Hercules Limited	SFL Linus Limited	SFL Deepwater Limited	SFL Hercules Limited	SFL Linus Limited
Name of unit	West Taurus	West Hercules	West Linus	West Taurus	West Hercules	West Linus
Investment in finance lease	387	386	519	394	394	530
Other assets	6	7	—	6	7	—
Total assets	393	393	519	400	401	530

Short-term interest bearing debt	23	28	51	23	28	51
Long-term interest bearing debt	242	271	341	198	229	302
Other liabilities	3	1	4	3	1	2
Short-term debt due to related parties	—	—	—	—	—	23
Long-term debt due to related parties	84	72	94	137	125	125
Total liabilities	352	372	490	361	383	503
Equity	41	21	29	39	18	27

Book value of units in the Company's consolidated accounts	430	565	554	434	571	559

The Company presents balances due to/from Ship Finance on a net basis, due to the fact there is a right of offset established in the long-term loan agreements, and the balances are intended to be settled on a net basis. As at March 31, 2016, the Company has presented receivable balances (current assets) of $61 million related to SFL Deepwater Ltd, $73 million related to SFL Hercules Ltd, and $31 million related to SFL Linus Ltd against Long-term debt due to related parties (non-current liabilities). As at December 31, 2015, the balances offset were $8 million related to SFL Deepwater Ltd, $20 million related to SFL Hercules Ltd, and $0 million related to SFL Linus Ltd

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 17 – Related party transactions

Seadrill Partners

The Net income /(expenses) with Seadrill Partners for the years ended three months ended March 31, 2016 and 2015 and were as follows:
	Three Months Ended March 31,
(In US$ millions)	2016	2015
Management fees charged to Seadrill Partners - Other revenues (a) and (b)	19	13
Rig operating expenses charged to Seadrill Partners - Other revenues (c)	7	6
Insurance premiums charged to Seadrill Partners (d)	5	5
Rig operating costs charged by Seadrill Partners (e)	(2)	(5)
Bareboat charter arrangements (f)	2	(4)
Interest expenses charged to Seadrill Partners (g)	4	4
Derivatives recharged to Seadrill Partners (h)	8	8
Net related party income from Seadrill Partners	43	27

Receivables/(payables) with Seadrill Partners and its subsidiaries as of March 31, 2016 and December 31, 2015 consisted of the following:
(In $ millions)	March 31, 2016	December 31, 2015
Rig financing and loan agreements (i)	193	197
$109.5 million Vendor financing loan (j)	110	110
Deferred consideration receivable (k)	69	96
Other receivables (l)	281	355
Other payables (l)	(180)	(178)

The following is a summary of the related party agreements with Seadrill Partners:
(a, b) Management , administrative, and technical service agreements
Income recognized under the management, administrative and technical service agreements for the three months ended March 31, 2016 were a total of $19 million (three months ended March 31, 2015: income of $13 million).

(c) Rig operating costs charged to Seadrill Partners
Seadrill has charged to Seadrill Partners certain rig operating costs in relation to costs incurred on behalf of the West Polaris and the West Vencedor operating in Angola.  The total other revenues earned for the three months ended March 31, 2016 were $7 million (three months ended March 31, 2015: $6 million).

(d) Insurance premiums
The Company negotiates insurance for drilling units on a centralized basis. The total insurance premiums related to Seadrill Partners drilling units charged to Seadrill Partners for the three months ended March 31, 2016 were $5 million (three months ended March 31, 2015: $5 million).

(e) Rig operating costs charged by Seadrill Partners
Seadrill Partners has charged to Seadrill, through its Nigerian service company, certain services, including the provision of onshore and offshore personnel, which was provided for the West Jupiter and West Saturn drilling rigs operating in Nigeria.  The total rig operating expenses incurred for the three months ended March 31, 2016 were $2 million (three months ended March 31, 2015: $5 million).

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(f) Bareboat charter arrangements
In connection with the transfer of the West Aquarius operations to Canada, the West Aquarius drilling contract was assigned to Seadrill Canada Ltd., a wholly owned subsidiary of Seadrill Partners, necessitating certain changes to the related party contractual arrangements relating to the West Aquarius. Seadrill China Operations Ltd, the owner of the West Aquarius and a wholly-owned subsidiary of Seadrill Partners, had previously entered into a bareboat charter arrangement with Seadrill Offshore AS, a wholly-owned subsidiary of Seadrill, providing Seadrill Offshore AS with the right to use the West Aquarius. In October 2012, this bareboat charter arrangement was replaced with a new bareboat charter between Seadrill China Operations Ltd and Seadrill Offshore AS, and at the same time, Seadrill Offshore AS entered into a bareboat charter arrangement providing Seadrill Canada Ltd. with the right to use the West Aquarius in order to perform its obligations under the drilling contract described above. The net effect to Seadrill of the bareboat charters for the three months ended March 31, 2016 was net revenue of $2 million (three months ended March 31, 2015: net expense of $4 million).

(g) Interest expenses
The total interest income charged to Seadrill Parters for the related party loan arrangements outlined below, including commitment fees and other fees, for the three months ended March 31, 2016 were $4 million (three months ended March 31, 2015: $4 million).

(h) Derivative interest rate swap agreements
The Company has interest rate swap agreements with Seadrill Partners on a back to back basis with certain of its own interest rate swap agreements. The total net derivative gains and losses charged to Seadrill Partners for the three months ended March 31, 2016 was a gain of $8 million (three months ended March 31, 2015: gain of $8 million).

(i) Rig financing agreements
Total amounts owed under the rig financing agreements as of March 31, 2016, relating to the T-15 and T-16, totaled $139 million (December 31, 2015: $139 million). Under the terms of the secured credit facility agreements for the T-15 and T-16, certain subsidiaries of the Company and Seadrill Partners are jointly and severally liable for their own debt and obligations under the relevant facility and the debt and obligations of other borrowers who are also party to such agreements. These obligations are continuing and extend to amounts payable by any borrower under the relevant agreement. The Company has provided an indemnification to Seadrill Partners for any payments or obligations related to these facilities which do not relate to the T-15 and T-16.

West Vencedor loan agreement - The West Vencedor Loan Agreement between the Company and Seadrill Partners was scheduled to mature in June 2015 and all outstanding amounts thereunder would be due and payable, including a balloon payment of $70 million. On April 14, 2015 the Loan Agreement was amended and the maturity date was extended to June 25, 2018. The West Vencedor Loan Agreement bears a margin of 2.25%, a guarantee fee of 1.4% and a balloon payment of $21 million due at maturity in June 2018. As at March 31, 2016 the total net book value of the West Vencedor pledged as security by Seadrill Partners was $179 million. The outstanding balance under the West Vencedor Loan Agreement due to the Company was $54 million as of March 31, 2016 (December 31, 2015: $58 million).

(j) $110 million Vendor financing loan
In May, 2013, Seadrill Partners borrowed from the Company $110 million as vendor financing to fund the acquisition of the T-15. The loan bears interest at a rate of LIBOR plus a margin of 5.0% and matures in May 2016. The outstanding balance as at March 31, 2016 was $110 million (December 31, 2015: $110 million).

(k) Deferred consideration receivable
On the disposal of the West Vela to Seadrill Partners in November 2014, the Company recognized deferred consideration receivable. On the disposal of the West Polaris to Seadrill Partners in June 2015, the Company is entitled to a deferred contingent consideration based on the contract of the West Polaris. The total outstanding balance in relation to these receivables as at March 31, 2016 was $69 million (December 31, 2015: $96 million).

West Sirius bareboat charter financing loan
In December, 2015, an operating subsidiary of Seadrill Partners borrowed from a subsidiary of the Company $143 million in order to provide sufficient immediate liquidity to meet the terms of its bareboat charter termination payment in connection with the West Sirius contract termination. The loan bears interest at a rate of LIBOR plus a margin of 0.6% and matures in July 2017. The outstanding balance as at March 31, 2016 was $112 million (December 31, 2015: $143 million).  In December, 2015, the Company borrowed $143 million from a rig owning subsidiary of Seadrill Partners in order to restore its liquidity with respect to the West Sirius bareboat charter financing loan referred to above. The loan bears interest at a rate of LIBOR plus a margin of 0.6% and matures in July 2017. The outstanding balance as at March 31, 2016 was $143 million (December 31, 2015: $143 million). Each of the loan parties understand and agree that the loan agreements act in parallel with each other. These transactions have been classified within current and long-term portions of "Amount due from related party", "Related party payable" and "Long-term related party payable".

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(l) Receivables and Payables
Receivables and payables with Seadrill Partners and its subsidiaries are comprised of management fees, advisory and administrative services, and other items including accrued interest. In addition, certain receivables and payables arise when the Company pays an invoice on behalf of Seadrill Partners or its subsidiaries and vice versa. Receivables and payables are generally settled quarterly in arrears. Trading balances to Seadrill Partners and its subsidiaries are unsecured, bear interest at a rate equal to LIBOR plus approximately 4% per annum, and are intended to be settled in the ordinary course of business.

Guarantees
Seadrill provides certain guarantees on behalf of Seadrill Partners.
•	Guarantees in favor of customers, which guarantee the performance of the Seadrill Partners drilling units, totaled $370 million as at March 31, 2016 (December 31, 2015: $370 million).
•	Guarantees in favor of banks provided on behalf of Seadrill Partners totaled $678 million as at March 31, 2016 and correspond to the outstanding credit facilities relating to the West Polaris and West Vela (December 31, 2015: $698 million).
•	Guarantees in favor of suppliers provided on behalf of Seadrill Partners, relating to custom guarantees in Nigeria, totaled $86 million as at March 31, 2016 (December 31, 2015: $86 million).

West Vela facility
Under the terms of the $1,450 million secured credit facility agreement, certain subsidiaries of Seadrill and Seadrill Partners are jointly and severally liable for their own debt and obligations under the facility and the debt and obligations of other borrowers who are also party to such agreement.  These obligations are continuing and extend to amounts payable by any borrower under the facility.  Seadrill has provided an indemnity to Seadrill Partners for any payments or obligations related to this facility that are not related to the West Vela.

West Polaris facility
In June 2015, the Company completed the sale of the entities that own and operate the West Polaris to Seadrill Partners. One of the entities sold was the sole borrower under $420 million senior secured credit facility. See Note 4 for further details. Seadrill Limited continues to act as the guarantor under the facility.

Archer transactions

Loans
On March 6, 2015, the Company purchased a $50 million subordinated loan made by Metrogas, a related party, to Archer, a related party. The aggregate consideration paid for the loan by the Company to Metrogas was $51 million which is equal to the sum of the outstanding principal amount of $50 million and $1 million accrued commitment fee and interest on the loan. The loan bears interest at 7.5% per annum and has a commitment fee of 1% on any undrawn amount. As of the date of the purchase by the Company there was no undrawn amount. Interest and any commitment fee is due upon maturity of the loan on June 30, 2018. Interest income for the three months ended March 31, 2016 for this loans was $1 million (three months ended March 31, 2015: $2 million)

In the year months ended December 31, 2015, the Company's $50 million subordinated loan to Archer was written down to nil due to the Company's share of net losses of Archer reducing the investment balance. The Company's accounting policy, once its investment in the common stock of an investee has reached nil, is to apply the equity method to other investments in the investees securities, loans and or advances based on seniority and liquidity. The Company's share of equity method losses or gains is determined based on the change in the Company's claim on net assets of the investee. Archer's net losses and other comprehensive income were therefore applied to the Company's loan to Archer at its invested ownership of 39.89%.

Guarantees
On March 7, 2013, the Company provided a guarantee to Archer on its payment obligations on certain financing arrangements. The maximum liability to the Company was limited to $100 million.  The guarantee fee was 1.25% per annum. On July 31, 2014, the Company provided Archer with an additional guarantee of $100 million, which was provided as part of Archer's divestiture of a division, to support Archer's existing bank facilities. During 2014, the guarantees above were increased to a total of $250 million. The guarantee fee is 1.25% per annum.

On December 31, 2013, we provided Archer Topaz Limited, a wholly owned subsidiary of Archer, with a guarantee of a maximum of EUR 48.4 million ($38 million), to support Archer's credit facilities. The guarantee fee is 1.25% per annum.

On July 14, 2014, we provided Archer Norge AS, a wholly owned subsidiary of Archer, with a guarantee of a maximum of $18 million, to support Archer's credit facilities. The guarantee fee is 1.25% per annum.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

We provide Archer Well Services, a wholly owned subsidiary of Archer, with a performance guarantee of a maximum of NOK 66 million, or $8.0 million to support Archer's operations in Norway with a customer.

On February 5, 2014, the Company provided Archer with a guarantee to support Archer's leasing obligations of a warehouse for a period of 10 years. The guarantee outstanding as at March 31, 2016 is GBP 10 million or $14.0 million.

These guarantee fees are included in other financial items in our consolidated statement of operations. The guarantee fees charged were $0.8 million for the three months ended March 31, 2016 (three months ended March 31, 2015: $0.9 million).

Archer's refinancing and future commitments
In December 2015, Archer announced that it has signed a fifth amendment and re-statement of its multi-currency revolving facility agreement ("MRCFA") with its banking group which will provide Archer additional financial flexibility. The amendments include, among other things:
•	an immediate non-cash cancellation of the total commitment under the MRCFA from $750 million to $687.5 million;
•	relaxation of certain financial covenants on the bank loan; and
•	a further repayment and cancellation of the commitment under the MRCFA from $687.5 million to $625 million by April 30, 2016

In order to ensure that Archer was able to agree these amendments with its lenders, Seadrill has also agreed to inject additional capital to Archer, in an aggregate amount of up to $75 million in the event that Archer will not have sufficient funds for the above mentioned repayment and cancellation of the commitments under the facilities. By ensuring that Archer was able to reach a solution with its lenders the Company believes it has significantly reduced the probability of its guarantees over Archer's debt being called.

We have not recognized a liability for the $75 million commitment described above, as no current obligation existed at the balance sheet date. However Seadrill will be required to provide these funds in the forthcoming months.

Operating activities
Archer provides certain technical vessel and rig services for the Company, and charged the Company fees of $1 million and $1 million for the three months ended March 31, 2016 (three months ended March 31, 2015: $1 million and $1 million, respectively).  These amounts are included in vessel and rig operating expenses.

SeaMex Limited transactions
As of March 10, 2015, the date of deconsolidation, SeaMex Limited is considered to be a related party and not a controlled subsidiary of the Company. The following is a summary of the related party agreements/transactions with SeaMex:

Management and administrative service agreements
In connection with the JV agreement, SeaMex, entered into a management support agreement with Seadrill Management Ltd, a wholly owned subsidiary of the Company, pursuant to which Seadrill Management Ltd provides SeaMex certain management and administrative services. The services provided by Seadrill Management Ltd are charged at cost plus management fee of 8%. The agreement can be terminated by providing 60 days written notice.  Income recognized under the management and administrative agreements for the three months ended March 31, 2016 was $2 million (three months ended March 31, 2015: nil).

It is also agreed that Seadrill Jack Up Operations De Mexico, which is a 100% owned subsidiary of SeaMex and provides support services to the rigs acquired by the JV, will continue to provide management services to Seadrill in respect of managing the rigs West Pegasus and West Freedom and charge a fee of 5% plus costs incurred in connection with managing the rigs on its behalf.

Seadrill Jack Up Operations De Mexico has charged the Company fees, under the above agreements of $2 million for the three months ended March 31, 2016 (three months ended March 31, 2015: nil). These amounts are included in general and administrative expenses.

Loans
$250 million Seller's credit - In March 2015, SeaMex borrowed from the Company $250 million as Seller's credit. The loan is divided into two facilities, (a) a term loan facility for an amount up to $230 million and (b) a revolving loan facility of up to $20m. Both facilities bear interest at a rate of LIBOR plus a margin of 6.50% and mature in December 2019. Interest on the loan is payable quarterly in arrears. The outstanding balance as at March 31, 2016 was $250 million (December 31, 2015: $250 million).

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

$162 million consideration receivable - SeaMex agreed to pay to the Company an amount of $162 million being consideration receivable in respect of disposal which was payable at the time of allocation of rig contract in relation to West Titania to the Joint Venture. This amount has been paid in full during July 2015.

Interest income accrued for the three months ended March 31, 2016 on these loans was $4 million (three months ended March 31, 2015: $2 million).

Receivables and Payables
Receivables and payables with SeaMex joint venture are comprised of short-term funding, management fees, advisory and administrative services, and other items including accrued interest.  Receivables and payables are generally settled quarterly in arrears. Trading balances with SeaMex Joint Venture are unsecured, bear a monthly interest rate equal to 1.5%, compounded monthly and are intended to be settled in the ordinary course of business.

During the year ended December 31, 2015, Seadrill has provided additional $76 million of short term funding to SeaMex, of which, SeaMex has repaid a total of $31 million during the same period.

Receivables/(payables) with SeaMex Joint Venture as of March 31, 2016 consisted of the following:
(In $ millions)	March 31, 2016	December 31, 2015
Seller's credit	250	250
Short term funding	45	45
Other receivables	36	34
Other payables	(2)	—

Capital contributions
During the year ended December 31, 2015, both the JV partners each made an additional $19 million of equity investment in SeaMex while retaining their 50% share in the JV.

Guarantees
During the latter part of 2015, SeaMex experienced issues regarding the delayed payment of invoices by its sole customer.  The customer deferred payment into 2016 and SeaMex has recovered the majority of the overdue balances since the year end. The customer has not disputed the invoices and is not believed to have any liquidity concerns.  The amounts are therefore deemed fully recoverable.  However, in order to ease the resulting cash flow impact on SeaMex, the Company, along with Fintech, its Joint Venture Partner, agreed to provide certain support to Seamex. Simultaneously, the lenders to SeaMex have provided a short-term amendment to the bank facility to provide some additional flexibility.

The Company and Fintech provided a Joint and Several guarantee for potential prepayment deficits that SeaMex might face under its loan agreements. This guarantee will remain in place for up to 90 days from June 30, 2016. The total guarantee for potential prepayment deficits as of  March 31, 2016 is approximately $30 million (December 31, 2015: $51 million). As of the balance sheet date, we have not recognized a liability as we do not consider it probable for the guarantees to be called.

Seadrill has also provided performance guarantees for the SeaMex drilling units, up to a total of $30 million as of March 31, 2016.

Seadrill and Fintech have also made available a fully-subordinated unsecured credit facility of $20 million which will expire at the anniversary of the first draw-down of this amount or a portion thereof.  The above facility is to be provided by both Seadrill and Fintech at a ratio of 50% each. The facility bears interest at a rate of LIBOR plus a margin of 6.50%. The facility will be repayable once SeaMex has complied with certain conditions with regards to its lenders. As of March 31, 2016 the facility remained undrawn. Seadrill and Fintech have also provided loan facilities (Sponsor Loans) for the two bank guarantee amounts, which are undrawn as at March 31, 2016.

In respect of the guarantees and facilities described above, Seadrill has also obtained an indemnity from Fintech in order to be able to recover up to 50% of funding and costs, should Seadrill be called to make a contribution greater than its 50% share.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Seabras Sapura transactions
Seabras Sapura Participacoes SA and Seabras Sapura Holdco Ltd, along with their wholly owned subsidiaries, are together referred to as Seabras Sapura. Seabras Sapura are joint ventures that construct, own and operate pipe-laying service vessels in Brazil. and are owned 50% by the Company and 50% by SapuraKencana.

Yard guarantees
The Company has provided yard guarantees in relation to Seabras Sapura Holdco pipe-laying vessels totaling $125 million as at March 31, 2016 (December 31, 2015: $125 million), which have been provided on a 50:50 basis with TL Offshore. The guarantees continue to be in place until the yard obligations have been fulfilled, which is expected to be during the second quarter of 2016 for the final vessel.

Loans
In May 2014, the Company provided a loan to Seabras Sapura of $10.8 million. The loan bears an interest rate of 3.4% and was initially repayable by May 31, 2015. On May 28, 2015 the maturity date for this loan was extended to May 31, 2016. Subsequently, the loan agreement was amended and maturity date extended to February 28, 2017. The outstanding balance as at March 31, 2016 was $10.8 million (December 31, 2015: $10.8 million).

In May 2014, the Company provided a loan to Seabras Sapura of €3 million ($4 million). The loan bears an interest rate of 3.4% and was initially repayable by May 31, 2015. On May 28, 2015 the maturity date for this loan was extended to May 31, 2016, however the loan was repaid in full in January 2016. The outstanding balance as at March 31, 2016 was nil (December 31, 2015: $3 million).

In January 2015, the Company provided a loan to Seabras Sapura of $17.5 million. The loan bears an interest rate of 3.4% and was initially repayable by February 16, 2016. Subsequently, the loan agreement was amended and maturity date extended to February 28, 2017. The outstanding balance as at March 31, 2016 was $17.5 million (December 31, 2015: $17.5 million).

In April 2015 the Company provided a loan to Seabras Sapura of $14 million.  The outstanding balance as at March 31, 2016 was $14 million (December 31, 2015: $14 million). The loan bears an interest rate of 3.99% and is repayable on demand.

The total net interest income of the above loans relating to Seabras Sapura for three months ended March 31, 2016 was $0.4 million (three months ended March 31, 2015: $0.2 million).

Financial guarantees
In December 2013 certain subsidiaries of the joint venture entered into a $543 million senior secured credit facility agreement in order to part fund the acquisition of the Sapura Diamante, and Sapura Topazio pipe-laying support vessels.  As a condition to the lenders making the loan available to each of the borrowers, the Company provides a Sponsor Guarantee, on a 50:50 basis with SapuraKencana, in respect of the obligations of the borrowers during certain defined time periods, the release of such guarantees being subject to the satisfaction of certain defined conditions. The guarantees cover periods including (a) between delivery of the vessel from the shipyard and customer acceptance and (b) between expiry of the pipe-laying support vessels charter contracts and contract renewal.  The total amount guaranteed as at March 31, 2016 was $242 million (December 31, 2015: $242 million).

In April 2015 certain subsidiaries of the joint venture entered into a $780 million senior secured credit facility agreement in order to part fund the acquisition of the Sapura Onix, Sapura Jade and Sapura Rubi pipe-laying support vessels.  As a condition to the lenders making the loan available to each of the borrowers, the Company provides a Sponsor Guarantee, on a 50:50 basis with SapuraKencana, in respect of the obligations of the borrowers during certain defined time periods, the release of such guarantees being subject to the satisfaction of certain defined conditions. The guarantees cover periods including (a) between delivery of the vessel from the shipyard and customer acceptance and (b) between expiry of the pipe-laying support vessels charter contracts and contract renewal.  The amount guaranteed as at March 31, 2016 was $256 million (December 31, 2015: $256 million).

In addition, Seadrill provides bank guarantees in relation to the above credit facilities to cover 6 months of debt service costs and 3 months of operating expenses under retention accounts. The total amount guaranteed as at March 31, 2016 was $52 million (December 31, 2015: $52 million).

In November 2012 a subsidiary of the joint venture entered into a $179 million senior secured credit facility agreement in order to part fund the acquisition of the Sapura Esmeralda pipe-laying support vessel. As a condition to the lenders making the loan available the borrower, a wholly owned subsidiary of the Company provided a Sponsor Guarantee, on a joint and several basis with the joint venture partner, in respect of the obligations of the borrower. The total amount guaranteed by the subsidiaries of the joint venture partners as at March 31, 2016 was $179 million (December 31, 2015: $170 million).

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

As of the balance sheet date, we have not recognized a liability as we do not consider it probable for the guarantees to be called.

Related parties to Hemen Holding Ltd ("Hemen")

The Company transacts business with the following related parties, being companies in which our principal shareholder, Hemen, has a significant interest:
•	Ship Finance International Limited ("Ship Finance");
•	Metrogas Holdings Inc. ("Metrogas");
•	Frontline Management (Bermuda) Limited ("Frontline"); and
•	Seatankers Management Norway AS ("Seatankers").

Ship Finance transactions

We have entered into a number of sale and leaseback contracts for several drilling units with Ship Finance, a company in which our principal shareholders, Hemen and companies associated with Hemen have a significant interest. The shares of Hemen are held by trusts established by the Company's President and Chairman Mr. John Fredriksen for the benefit of his immediate family. We have determined that the Ship Finance subsidiaries, which own the units, are variable interest entities (VIEs), and that we are the primary beneficiary of the risks and rewards connected with the ownership of the units and the charter contracts. Accordingly, these VIEs are consolidated in our financial statements. Refer to Note 16 Variable Interest Entities. The equity attributable to Ship Finance in the VIEs is included in non-controlling interests in our consolidated financial statements.

During the three month periods ended March 31, 2016 and 2015, we incurred the following lease costs on units leased back from Ship Finance subsidiaries:
	Three Months Ended March 31,
	2016	2015
West Hercules	14	13
West Taurus	13	20
West Linus	20	20
Total	47	53
These lease costs are eliminated on consolidation.
The VIEs had net loans due to Ship Finance amounting to $250 million as at March 31, 2016 (December 31, 2015: $387 million). The related party loans are disclosed as "Long-term debt due to related parties" on the balance sheet. The loans bear interest at a fixed rate of 4.5% per annum. The total interest expense incurred for the three months ended March 31, 2016 was $5 million (three months ended March 31, 2015: $5 million).

Frontline transactions
Frontline provides certain management support and administrative services for the Company, and charged the Company fees of less than $0.1 million for the three months ended March 31, 2016 (three months ended March 31, 2015: $1 million).

Seatankers Management transactions
The Company and its subsidiaries receive services from Seatankers Management Norway AS, an affiliate of Hemen. The fee was less than $0.1 million and nil for the for the three months ended March 31, 2016 and 2015, respectively.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 18 – Commitments and contingencies

Purchase Commitments

At March 31, 2016, we had thirteen contractual commitments under newbuilding contracts. The contracts are for the construction of one semi-submersible rig, four drillships and, eight jack-up rigs. The units are contracted to be delivered between the fourth quarter of 2016 and 2019. As of March 31, 2016 we have paid $977 million related to these rigs, including payments to the construction yards and other payments, and are committed to make further payments amounting to $4,094 million. These amounts include contract variation orders, spares, accrued interest expense, construction supervision and operation preparation.

The table below shows the maturity schedule for the newbuilding contractual commitments, which reflects all recent deferral agreements with DSME, Samsung, Cosco and Dalian, and assumes we exercise the remaining deferral options for the Sevan Developer with Cosco. The commitments shown include yard installments, variation orders, estimated operations preparation costs and estimated deferral costs.

(In $ millions)
2017	2,375
2018	1,193
2019	526
Total	4,094

Legal Proceedings

From time to time we are a party, as plaintiff or defendant, to lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the construction or operation of our drilling units, in the ordinary course of business or in connection with our acquisition or disposal activities.  We believe that the resolution of such claims will not have a material impact individually or in the aggregate on our operations or financial condition. Our best estimate of the outcome of the various disputes has been reflected in our financial statements as of March 31, 2016.

In December 2014, a purported shareholder class action lawsuit, Fuchs et al. v. Seadrill Limited et al., No. 14-cv-9642 (LGS)(KNF), was filed in US Federal District Court in the Southern District of New York, alleging, among other things, that Seadrill and certain of its executives made materially false and misleading statements in connection with the payment of dividends. In January 2015, a second purported shareholder class action lawsuit, Heron v. Seadrill Limited et al., No. 15-cv-0429 (LGS)(KNF), was filed in the same court on similar grounds. In March 2015, a third purported shareholder class action lawsuit, Glow v. Seadrill Limited et al., No. 15-cv-1770 (LGS)(KNF), was filed in the same court on similar grounds. On March 24, 2015, the court consolidated these complaints into a single action. On June 23, 2015 the court appointed co-lead plaintiffs and co-lead counsel and ordered the co-lead plaintiffs to file a single consolidated amended complaint by July 23, 2015.

The amended complaint was filed on July 23, 2015 alleging, among other things, that Seadrill, North Atlantic Drilling Limited and certain of their executives made materially false and misleading statements in connection with the payment of dividends, the failure to disclose the risks to the Rosneft transaction as a result of various enacted government sanctions and the inclusion in backlog of $4.1 billion attributable to the Rosneft transaction. The defendants filed their Motion to Dismiss the Complaint on October 13, 2015. The plaintiffs, in turn, filed their Opposition to the Motion to Dismiss on November 12, 2015 and the defendants' Reply Brief was served on December 4, 2015.

Although we intend to vigorously defend this action, we cannot predict the outcome of this case, nor can we estimate the amount of any possible loss. Accordingly, no loss contingency has been recognized within the financial statements.

In addition, the Company has received voluntary requests for information from the US Securities and Exchange Commission concerning, among other things, statements in connection with its payment of dividends, inclusion of contracts in the Company's backlog, and its contracts with Rosneft.

Other matters

On October 12, 2015, HSHI launched arbitration proceedings with regard to Seadrill's cancellation of the West Mira construction contract. HSHI have claimed that Seadrill's cancellation was a repudiatory breach and claim they were due various extensions of time. The Company refutes this vigorously, and believes it has the contractual right to recover the $170 million in pre-delivery installments, plus accrued interest, and legal costs. The recovery is however now not expected until the conclusion of an arbitration process under English law, which is expected to take up to two years. Based both on management's assessment of the facts and circumstances, and advice from external counsel, who have been engaged for the arbitration process, the Company believes the recovery of the installment, plus accrued interest, and legal costs, is probable, as defined by US GAAP. As such, the Company has reclassified from "Newbuildings," a receivable of $170 million plus accrued interest of $34 million, which is presented in "Other non-current assets" on the balance sheet. The Company will continue to assess the recoverability throughout the arbitration process.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Sevan Drilling is a controlled subsidiary of the Company. On June 29, 2015, Sevan Drilling disclosed that it had initiated an internal investigation into activities with an agent under certain drilling contracts with Petrobras in Brazil, which were entered prior to the separation from the Sevan Marine Group. On October 16, 2015, Sevan further disclosed that Sevan Drilling ASA had been accused of breaches of Sections 276 a and 276 b of the Norwegian Criminal Code in respect of payments made in connection with the performance during 2012 to 2015 of drilling contracts originally awarded by Petrobras to Sevan Marine ASA in the period between 2005-2008. For further details please refer to the Sevan Drilling Annual Report and Financial Statements for the Year Ended December 31, 2015, which is publicly available. We cannot predict whether any other governmental authority will seek to investigate this matter, or if a proceeding were opened, the scope or ultimate outcome of any such investigation and as a result no loss contingency has been recognized in Seadrill's consolidated financial statements.

In February 2016, NADL was notified of certain customer claims. After an initial assessment including advice from external counsel, NADL fully refutes the validity of these claims and will take appropriate actions related to its position. The client has withheld amounts from invoice payments due in the first quarter of 2016, which total $36.2 million. No provision has been recognized in relation to these claims.

North Atlantic Drilling, and all other offshore contractors that are members of the Norwegian Shipowners' Association, lost a Norwegian court case in July 2015 concerning the pension rights of night shift compensation for offshore workers. The case has been appealed to the Supreme Court of Norway by the members of the Norwegian Shipowners' Association, and the hearings are expected to be held in June 2016. Due to the uncertainty of the appeal we cannot predict the outcome of this case, nor can we estimate the amount of any possible loss. Accordingly, no loss contingency has been recognized within the Company's financial statements as at March 31, 2016.

Note 19 - Supplementary cash flow information

The table below summarizes the non-cash investing and financing activities relating to the periods presented:
	Three months ended
(In $ millions)	March 31, 2016	March 31, 2015
Non-cash investing activities
Disposal of subsidiaries - existing bank loan repaid (1)	—	150

Non-cash financing activities
Repayment of bank loan through disposal of subsidiaries (1)	—	(150)
Repayment relating to share forward contracts and other derivatives (2)	—	(136)
Repayment relating to SapuraKencana financing agreements (3)	(160)	—
Proceeds from long-term loans (4)	150	—
Long term loans netted-down with related party balances (4)	(150)	—

(1)	Existing debt of the Company was directly settled as consideration for the disposal of certain drilling rigs to the SeaMex joint venture - see Note 4 to the consolidated financial statements included herein, for more details.

(2)	During the period, the Company settled SapuraKencana financing agreements using cash balances already classified as restricted.

(3)	During the period, the Company settled SapuraKencana financing agreements using cash balances already classified as restricted.

(4)	During the three months ended March 31, 2016 certain consolidated VIEs of the company withdrew bank loans and made loans to a related party Ship Finance International. These balances are presented net in the cash flow statement. Refer to Note 17 for more details.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 20 – Assets held for sale

On December 2, 2015, NADL signed an amendment with Jurong Shipyard ("Jurong") for the deferral of the delivery of the semi-submersible drilling unit, the West Rigel (the "Unit"). The deferral period lasts until June 2016, following completion of which, the Company and Jurong have agreed to form a Joint Asset Holding Company for joint ownership of the Unit, to be owned 23% by the NADL and 77% by Jurong, in the event no employment is secured for the Unit and no alternative transaction is completed. Until the end of the deferral period, the Company will continue to market the unit for an acceptable drilling contract, and the Unit will remain at the Jurong Shipyard in Singapore. The Company and Jurong may also consider other commercial opportunities for the Unit during this period. However, based on current market conditions, management deems the most probable outcome to be that the Unit will be contributed to the Joint Asset Holding Company.

As a result, the Company classified the Unit  as "Held for Sale" in its balance sheet. This resulted in a loss of $82 million being the difference between the net book value of the unit of $210 million, compared to the expected recoverable value of the Company's investment in the Joint Asset Holding Company of $128 million. The loss was recognized in "Loss on disposal" in the Statement of Operations for the year ended December 31, 2015.

(In millions of US$)	March 31, 2016	December 31, 2015
Opening balance at the beginning of the period	128	—
West Rigel newbuild investment, classified as held for sale	—	210
Loss on disposal	—	(82)
Non-current assets held for sale	128	128

Note 21 – Subsequent Events

Sevan Developer deferral agreement with Cosco
On April 15, 2016, Sevan Drilling and Cosco agreed to exercise the second six-month deferral option for the Sevan Developer newbuilding, which extends the deferral agreement until October 15, 2016. As part of the agreement Cosco will refund $26.3 million, or 5% of the contract price, plus other associated costs to Sevan Drilling. The final delivery installment has been amended to $473.4 million, representing 90% of the $526.0 million contract price.

Agreement with Dalian Shipyard
On April 18, 2016, we entered into agreements with Dalian shipyard to further the defer the deliveries of all eight jack-ups under construction. Previously one unit was due at the end of 2015, five units were due in 2016, and two units were due in 2017. Following the deferral agreement, five units are now due in 2017, and three units are now due in 2018. This agreement significantly improves the Company's near term liquidity position by deferring these capital commitments with no further payments to the yard until the revised delivery date.
Name of unit	Previously contracted delivery date	Amended delivery date
West Titan	4Q-15	1Q-17
West Proteus	1Q-16	1Q-17
West Rhea	2Q-16	2Q-17
West Tethys	3Q-16	3Q-17
West Hyperion	2Q-16	4Q-17
West Umbriel	3Q-16	1Q-18
West Dione	1Q-17	3Q-18
West Mimas	1Q-17	4Q-18

Sale of investment in SapuraKencana
On April 27, 2016 the Company sold all of its investment in shares of SapuraKencana resulting in net cash proceeds of approximately $195 million. As at March 31, 2016, the investment in SapuraKencana was classified as a marketable security, refer to Note 7 for more information.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Amendments to our secured credit facilities
On April 28, 2016 the Company executed an amendment to the covenants contained within its secured credit facilities, which among other things, amend the equity ratio, leverage ratio, minimum-value-clauses, and minimum liquidity requirements. The covenant amendments are in place until June 30, 2017. In addition the maturity dates of the $450 million senior secured credit facility, related to the West Eminence, the $400 million senior secured credit facility, and the $2,000 million senior secured credit facility for our consolidated subsidiary, NADL, have been amended to December 31, 2016, May 31, 2017 and June 30, 2017 respectively. Please see "Note 23. Long-term debt—Covenants contained within our debt facilities" for more information.

Debt-for-Equity Exchange
On May 18, 2016 the Company announced that it had entered into a privately negotiated exchange agreement with certain holders of its outstanding 5-5/8% (subsequently increased to 6.125%) Senior Notes due 2017 (the "2017 Notes"), pursuant to which the Company has agreed to issue a total of 8,184,340 new shares of its common stock, par value $2.00 per share, in exchange for $55.0 million principal amount of the 2017 Notes in accordance with Section 3(a)(9) of the U.S. Securities Act of 1933, as amended. Settlement occurred on May 20, 2016, upon which the Company have a total of 500,944,280 shares of its common stock issued and outstanding.

West Hercules
On May 23, 2016 we received a notice of termination for convenience from the current operator related to the contract for the West Hercules which was originally contracted for drilling in Norway with North Atlantic Drilling Ltd.. In accordance with the contract, the Company will receive a lump sum payment of approximately $61 million, plus dayrate and reimbursement of costs associated with demobilization of the rig. The West Hercules is currently being marketed for new work.